Exhibit 2.1

BRANCH PURCHASE AGREEMENT

BY AND BETWEEN

INTEGRA BANK NATIONAL ASSOCIATION,

a National Banking Association

AND

CITIZENS DEPOSIT BANK AND TRUST, INC.

a Kentucky Banking Corporation

Exhibit 2.1

TABLE OF CONTENTS

ARTICLE I  PURCHASE OF LOANS AND ASSETS
1.1  Time, Place and Manner of Closing.
1.2  Purchase of Assets
1.3  Assets Not Sold
1.4  Assumption of Liabilities
1.5  Liabilities Not Assumed
1.6  Safe Deposit Business.
1.7  Documentation of Assumption
1.8  Transfers
1.9  Assumption Subject to Certain Terms
1.10  Purchaser's Actions at Closing
1.11  Seller's Actions at Closing
1.12  Estimated Payment
1.13  Adjusted Payment
1.14  Pro-Rata Adjustment of Income and Expenses
1.15  Allocation of Purchase Price
1.16  No Assurance of Customer Retention
1.17  IRAs and Keogh Accounts
ARTICLE II  ADDITIONAL OBLIGATIONS OF PURCHASER AND SELLER
2.1  Regulatory Approvals.
2.2  Full Access
2.3  Confidentiality
2.4  Conversion of Accounts; Transfer and Delivery of Assets and Liabilities.
2.5  Post-Closing Delivery of Loan Files and Recording and Assignment Matters; Retention of and Access to Files Following the Closing Date.
2.6  Safekeeping
2.7  Employees.
2.8  Notification to Branch Customers.
2.9  Payment of Items After the Closing Date
2.10  ACH
2.11  Loan Payments and Information Received After the Closing Date.
2.12  Seller Identification
2.13  Indemnification.
2.14  Assumption of Risks.
2.15  Information Reporting
2.16  Restrictive Covenants
ARTICLE III  REPRESENTATIONS AND WARRANTIES OF THE SELLER
3.1  Corporate Organization
3.2  Corporate Authority
3.3  Assets.
3.4  No Violation
3.5  Loans
3.6  Deposits
3.7  Statements True and Correct
3.8  Compliance with Laws
3.9  Environmental Matters.
3.10  Taxes
3.11  Third-Party Claims
3.12  No Broker
3.13  Assets
3.14  Leases
3.15  Employee Matters.
3.16  Limitation of Warranties.
ARTICLE IV  REPRESENTATIONS AND WARRANTIES OF THE PURCHASER
4.1  Corporate Organization
4.2  Corporate Authority
4.3  No Violation
4.4  No Broker
ARTICLE V  CONDUCT OF BUSINESS PENDING THE CLOSING DATE
5.1  Conduct of Business
ARTICLE VI  CONDITIONS TO PURCHASER'S OBLIGATIONS
6.1  Representations and Warranties True
6.2  Obligations Performed
6.3  Certificate of Compliance
6.4  No Adverse Litigation
6.5  Regulatory Approvals
6.6  No Material Damage
ARTICLE VII  CONDITIONS TO THE SELLER'S OBLIGATIONS
7.1  Representations and Warranties True
7.2  Obligations Performed
7.3  Certificate of Compliance
7.4  No Adverse Litigation
7.5  Regulatory Approvals
ARTICLE VIII  TERMINATION
8.1  Methods of Termination
8.2  Procedure Upon Termination
8.3  Effect of Termination.
8.4  Intentionally Deleted.
ARTICLE IX  MISCELLANEOUS PROVISIONS
9.1  Amendment and Modification; Entire Agreement
9.2  Waiver or Extension
9.3  Assignment
9.4  Survival of Representations and Warranties
9.5  Payment of Expenses
9.6  Breaches with Third Parties
9.7  Addresses for Notices, Etc
9.8  Execution of Agreement
9.9  Headings
9.10  Governing Law
9.11  Jury Waiver
9.12  Severability
9.13  No Third-Party Rights
9.14  Entire Agreement
9.15  Real Estate Matters
9.16  Further Assurances
9.17  Specific Performance
9.18  Press Releases

Schedule 1.2(a)(i)
Schedule 1.2(a)(ii)
Schedule 1.2(b)
Schedule 1.2(d)
Schedule 1.2(e)
Schedule 1.2 (f)
Schedule 1.3(e)
Schedule 2.7(a)
EXHIBIT A
EXHIBIT B
EXHIBIT C
EXHIBIT D

Exhibit 2.1

BRANCH PURCHASE AGREEMENT

This BRANCH PURCHASE AGREEMENT (the "Agreement") is made as of the 29th day of April, 2010, between INTEGRA BANK NATIONAL ASSOCIATION, a national banking association, having its principal office in Evansville, Indiana (the "Seller"), and CITIZENS DEPOSIT BANK AND TRUST, INC., a Kentucky banking corporation having its principal office in Vanceburg, Kentucky  (the "Purchaser"):

WITNESSETH:

WHEREAS, the Seller desires, upon the terms and conditions hereinafter set forth, to sell and assign certain assets of the Seller associated with Seller's four branch offices, two located in Maysville, Kentucky and Mt. Olivet, Kentucky (the "Kentucky Branches"), and two located in Ripley, Ohio and Aberdeen, Ohio (the "Ohio Branches") (the Kentucky Branches and the Ohio Branches are together, the "Branches" and each, a "Branch"); and

WHEREAS, the Purchaser desires to purchase such assets, and to assume certain deposit and other liabilities of Seller that are associated with the Branches or with the other assets, upon the terms and conditions hereinafter set forth:

NOW, THEREFORE, in consideration of the premises and the mutual agreements, covenants and provisions contained herein, and for other good and valuable consideration the receipt and sufficiency of which are hereby acknowledged, the parties hereto agree as follows:

ARTICLE I

PURCHASE OF LOANS AND ASSETS

1.1 Time, Place and Manner of Closing.

(a)
The consummation of the transactions contemplated under this Agreement (the "Closing") will take place (assuming the satisfaction, or where legally permitted, the waiver of conditions of all parties to close the transactions contemplated hereby that are set forth in this Agreement, and the receipt by Purchaser of all required regulatory approvals, and the expiration of all applicable waiting periods specified by the applicable regulatory authority, on or before such date) on September 24, 2010 or on such earlier date as mutually agreed by Seller and Purchaser; provided, however, that the Closing shall be held in any event no later than September 30, 2010 (the date so fixed, the "Closing Date").

(b)
The Closing shall be held remotely via the electronic exchange of documents and signatures on the Closing Date.  The parties hereto acknowledge and agree that (i) all proceedings at the Closing shall be deemed to be taken and all documents to be executed and delivered by all parties at the Closing shall be deemed to have been taken and executed simultaneously, and no proceedings shall be deemed taken nor any documents executed or delivered until all have been taken, executed or delivered, and (ii) the Closing shall be deemed to have taken place at the executive offices of Seller in Evansville, Indiana.

(c)
Except as expressly otherwise provided herein, the parties agree that the transactions contemplated hereby shall be effective as of the close of business on the Closing Date.  It is the intent of the parties to schedule the Closing on a Friday, after processing Thursday night's business with Purchaser picking up the needed data processing files from Seller on Friday to facilitate the computer conversion.  Unless the parties agree that the conversion of the data processing with respect to the Branches will be performed other than on the weekend immediately following the Closing Date, the Closing Date shall be on a Friday and such conversion will be completed prior to the close of business on the following Monday.

1.2 Purchase of Assets.  The Seller agrees, subject to the terms and conditions of the Agreement, to transfer, convey, assign and deliver to the Purchaser, free and clear of all liens as set forth in Section 3.3(f) and the Purchaser shall purchase and receive all rights, title and interest from the Seller as of the close of business on the Closing Date the following assets (the "Assets") by documentation reasonably satisfactory as to form and substance to Purchaser:

(a)
all loans of Seller attributed to the Branches other than credit card loans identified on Schedule 1.2(a)(i) (the "Branch Loans") and those loans of Seller not attributable to the Branches but identified on Schedule 1.2(a)(ii) hereto as plug loans (the "Plug Loans") (together, the Branch Loans and the Plug Loans are referred to as the "Loans") as of the close of business on the Closing Date together with all security thereon, then booked at or in respect of the Branches, together with accrued interest receivable thereon and associated accrued late fees ("Late Fees") and including the files for each Loan (the “Loan Files”) containing evidence of the notes, leases and/or other evidences of any indebtedness, including without limitation the applicable loan agreements, loan participation agreements and certificates, control agreements, security agreements, mortgages, guarantees, UCC financing statements and similar documents evidencing collateral or other financial accommodations relating to the Loans (the “Loan Documents”); provided, however, the Loans shall not include any Branch Loans described in Section 1.2(b) below or as listed on Schedule 1.2(b);

(b)	Notwithstanding the provisions of Section 1.2 (a), the Branch Loans shall not include:

(1)	any Loan which is on a nonaccrual basis as of the Closing Date or has been on a nonaccrual basis at any basis at any time within ninety (90) days prior to the Closing Date;

(2)	any Loan which, prior to Closing, is or has been classified with a risk rating of eight (8) or nine (9); and

(3)	any Loan as to which the borrower has filed a petition for relief under the United States Bankruptcy Code prior to the Closing Date.

The Purchaser shall have twenty calendar days from the Closing Date to notify the Seller in writing to repurchase any Loan which should have been excluded pursuant to Section 1.2(b), but were not excluded.  Upon receiving such notice, the Seller agrees to repurchase any such Loan in an amount equal to the outstanding principal and interest balance thereof reflected on the closing statement.  In such event Seller agrees to work in good faith with Purchaser to discuss substitution of another loan for the loan to be repurchased.

(c)	all overdrafts associated with Deposit Liabilities, as hereinafter defined, transferred under Section 1.4, limited to those less than 45 days old;

(d)
all of Seller's right, title, and incidents of interest in and to the Branches' real property, including buildings and all improvements thereon, and all easements associated therewith, described on Schedule 1.2(d) (the "Real Property");

(e)
all of Seller's right, title and interest in and to personal property, furniture, fixtures and equipment, together with any manufacturers' warranties or maintenance or service agreements thereon which are in effect as of the Closing Date and are assignable to the Purchaser, which are physically located at or used in operation of the Branches and are owned by the Seller (exclusive of those items referred to in Section 1.3), including but not limited to those assets of these types physically located at one of the Branches that are listed on attached Schedule 1.2(f) (all such assets, regardless of whether so listed, the "Fixed Assets");

(f)	all of Seller's petty cash, ATM cash, off-site ATM cash and vault cash maintained at the Branches as of the close of business on the Closing Date.

(g)	all of Seller's rights to the extent assignable in, to and under any vendor single interest insurance or other insurance on collateral transferred to the Purchaser with the Loans;

(h)
all of Seller's rights under safe deposit contracts and leases for the safe deposit boxes located at the Branches, along with all safe deposit stacks in the vault and all keys and combinations thereto and all prepaid rent for any period following the Closing Date; and

(i)
possession (or, in the case of the Loan Files, the right to possession, with physical possession to be obtained in accordance with Section 2.5 following the Closing Date) of all of Seller's records and original documents (if available) related to the Assets transferred or Liabilities assumed by Purchaser hereunder, including but not limited to the Deposit Liabilities.

1.3 Assets Not Sold.  If an asset is not described with particularity by Section 1.2, it shall not be deemed to be an Asset that is purchased or sold under this Agreement.  Without limiting the generality of the foregoing sentence, the following are expressly excluded from the Assets:

(a)	all loans, including accrued interest receivables and associated accrued late fees, arising from credit cards issued by the Seller to customers of the Branches;

(b)
the Seller's trademarks, tradenames, medallion program stamps, signs (excluding signage structures), logos and proprietarily marked stationery, forms, labels, shipping materials, brochures, advertising material and similar property;

(c)	the right of the Seller or its affiliates to receive income relating to annuities or other investment or insurance products sold by Seller to customers of the Branches;

(d)	the non-IRA non-Keogh trust accounts located and administered at the Branches;

(e)	any pre-paid expenses or other assets listed on Schedule 1.3(e) attached hereto and made a part hereof;

(f)	the Seller's rights in and to the routing and transit number of the Branches; and

(g)	any Cisco VOIP phones, network routers or network switches.

1.4 Assumption of Liabilities.  The Purchaser agrees that as of the close of business on the Closing Date, subject to the terms and conditions of this Agreement and as consideration for the aforesaid transfer, conveyance and delivery of the Assets to the Purchaser by the Seller, the Purchaser shall (by documentation reasonably satisfactory as to form and substance to Purchaser) pay, perform and assume the following duties, responsibilities, obligations and liabilities (and none other) of Seller (the "Liabilities") that are to be paid or performed by the Seller from and after the close of business on the Closing Date:

(a)
all liabilities and obligations of the Seller relating to the deposit accounts (which shall include but not be limited to public fund accounts and deposit accounts of customers held in IRAs or Keogh accounts) that are identified to the Branches as of the close of business on the Closing Date, including any related sweep accounts, whether represented by collected or uncollected funds, including, without limitation, all savings, NOW accounts, checking, money market accounts and certificate accounts together with accrued but unpaid interest payable, attributed on the records of the Branches (the "Deposit Liabilities"), provided, however, that in the event the total amount of the Deposit Liabilities exceed $74,000,000, Seller shall remove Time deposit accounts as mutually agreed upon by the parties;

(b)
all of the liabilities and obligations of the Seller under the Loans purchased by Purchaser under this Agreement arising after the close of business on the Closing Date, including funding commitments under the Loans and servicing obligations with respect to the Loans;

(c)	all of the liabilities and obligations of the Seller arising after the close of business on the Closing Date under the Leases, IRAs and Keogh accounts assumed by Purchaser under this Agreement;

(d)	all safe deposit contracts and leases for the safe deposit boxes located at the Branches as of the close of business on the Closing Date;

(e)	all of the liabilities and obligations of the Seller respecting the Real Property;

(f)	all accrued liabilities, if any, described by Schedule 1.4(f) attached hereto and made a part hereof; and

(g)
taxes for which the Purchaser is responsible under this Agreement and taxes with respect to the Assets or the Branches for any taxable period (or portion thereof) that begins on or after the Closing Date.

1.5 Liabilities Not Assumed.  If a liability or obligation of the Seller is not described with particularity by Section 1.4, it shall not be deemed to be a Liability that is assumed by the Purchaser under this Agreement.  Without limiting the generality of the foregoing sentence, the Purchaser does not assume the following liabilities or obligations of the Seller:

(a)	all deposit accounts designated as closed status 45 days prior to the Closing Date;

(b)	any liability or obligation arising out of a non-IRA or non-Keogh trust account maintained with the Seller by a customer of the Branches;

(c)	any liability associated with traveler's checks, cashier's checks, or other official bank checks issued by the Seller prior to the Closing Date; and

(d)
any liability or obligation for any employment, change-in-control or other severance agreement or any payments under any Seller employee benefit plan, including, but not limited to, bonus or incentive programs.

Not withstanding anything to the contrary in this Agreement, other than the Liabilities, which Purchaser is expressly assuming pursuant to this Agreement, Purchaser shall not assume or be bound by any duties, responsibilities, obligations or liabilities of Seller, of any kind or nature, known, unknown, contingent or otherwise, including, without limitation, (i) those attributable to any acts or omissions to act taken or omitted to be taken by Seller prior to the Closing Date and any legal proceedings that arise as a result thereof; (ii) for any Seller tax liability except as provided herein; (iii) any obligation of Seller to indemnify any person; (iv) for any liability of Seller under this Agreement; (v) relating or arising out of any deposit excluded under the definition of Deposit Liabilities; (vi) those having to do with or related to the employment or other similar relationship between Seller on the one hand and its current, former or prospective employees, officers, directors, consultants and other agents, on the other hand, including, but not limited to, those relating to termination of employment or refusal to hire, termination or severance payments, and compensation, and those occurring under or related to any employee benefit plan of Seller or any of its ERISA affiliates, and (vii) those arising from circumstances, events or conditions prior to the Closing Date and not expressly assumed hereunder.

1.6 Safe Deposit Business.

(a)
At the Closing, the Purchaser will assume and discharge the Seller's obligations with respect to the safe deposit business at the Branches in accordance with the terms and conditions of contracts or rental agreements related to such business, and the Purchaser will maintain all facilities necessary for the use of such safe deposit boxes by persons entitled to use them pursuant to the terms of such contracts.

(b)
At the Closing, the Seller shall transfer the records and keys related to such safe deposit box business to the Purchaser, and the Purchaser shall maintain and safeguard all such records and keys and be responsible for granting access to and protecting the contents of the safe deposit boxes at the Branches.

1.7 Documentation of Assumption.  At the Closing, the Purchaser shall deliver to the Seller an undertaking under which the Purchaser will assume and agree to perform, discharge and pay the obligations and Liabilities assumed by the Purchaser pursuant to this Agreement.  An acceptable form of such Assignment and Assumption Agreement is attached as Exhibit A hereto and made a part hereof.

1.8 Transfers.  At the Closing, Seller shall deliver to Purchaser a Bill of Sale in substantially the form of Exhibit B, an Assignment, Transfer and Appointment of Successor Trustee for IRA Accounts in substantially the form of Exhibit C, a special warranty deed conveying each parcel of the Real Property to Purchaser in substantially the form of Exhibit D and such other documents and instruments as Purchaser or its counsel may reasonably request from time to time on or after the Closing Date to transfer the Assets to Purchaser.

1.9 Assumption Subject to Certain Terms.  The Liabilities being assumed by the Purchaser pursuant to this Agreement shall be assumed subject to the terms and conditions of deposit agreed to by the Seller and its customers and any other written agreements relating thereto and the laws, rules and regulations applicable thereto.

1.10 Purchaser's Actions at Closing.  At the Closing, Purchaser shall:

(a)
execute, acknowledge, and deliver to Seller to evidence the assumption of the liabilities and obligations of Seller in connection with the Deposit Liabilities, an instrument or instruments of assumption in the form of Exhibit A;

(b)
receive, accept and acknowledge delivery of the Assets, and (except in the case of  Loan Files for which physical possession may be delivered post-Closing in accordance with Section 2.5 of this Agreement) all records and documentation relating thereto, sold, assigned, transferred, conveyed or delivered to Purchaser by Seller hereunder;

(c)	execute and deliver to Seller such written receipts for the Assets assigned, transferred, conveyed or delivered to Purchaser hereunder as Seller may reasonably have requested at or before the Closing;

(d)	deliver evidence of Governmental Approvals necessary for the consummation;

(e)	pay, if applicable, the amount owing to the Seller under Section 1.12;

(f)	execute and deliver such other documents as the parties may determine are reasonably necessary to consummate the transactions contemplated hereby; and

(g)	deliver certified copies of resolutions of Purchaser's board of directors authorizing the execution and delivery of this Agreement and the consummation of the transactions set forth in this Agreement.

1.11 Seller's Actions at Closing.  At Closing, Seller shall:

(a)	deliver to Purchaser, with respect to any Real Estate owned by the Seller, a duly executed and recordable special warranty deed in substantially the form of Exhibit D hereto;

(b)	assign to Purchaser Seller's rights in and to the Leases, which are assignable and which constitute a part of the Assets;

(c)
deliver (except in the case of Loan Files for which physical possession may be delivered post-Closing in accordance with Section 2.5 of this Agreement) to Purchaser the Assets purchased hereunder which are capable of physical delivery, and a Bill of Sale in substantially the form of Exhibit B hereto and other instruments of title as Purchaser may reasonably request to vest in Purchaser good and marketable title thereto, free and clear of all encumbrances;

(d)	assign, transfer, and deliver to Purchaser the records and original documents (if available) pertaining to the Deposit Liabilities (in whatever form or medium then maintained by Seller);

(e)
execute and deliver to Purchaser an instrument which shall assign and transfer IRAs and Keogh accounts attributable to the Branches to Purchaser in substantially the form of Exhibit C hereto and which shall additionally appoint Purchaser as a successor or trustee for such accounts;

(f)	deliver to Purchaser a letter from the Federal Home Loan Bank of Indianapolis (the "FHLBI") releasing any liens that may have been created by Seller that may exist on the Loans;

(g)	deliver to Purchaser a letter from the Federal Reserve Bank of St. Louis (the "FRB") releasing any liens that may have been created by Seller that may exist on the Loans;

(h)	deliver all other records and original documents (if available) related to the Assets transferred to, and the Deposit Liabilities assumed by, Purchaser;

(i)	make available and transfer to Purchaser all funds required to be paid by Purchaser pursuant to the terms of this Agreement;

(j)	pay, if applicable, the amount owing the Purchaser under Section 1.12;

(k)	execute and deliver such other documents as the parties may determine are reasonably necessary to consummate the transactions contemplated hereby;

(l)	deliver certified copies of resolutions of Seller's board of directors authorizing the execution and delivery of this Agreement and the consummation of the transactions set forth in this agreement;

(m)	if not delivered prior to Closing, deliver the final title insurance policies described in Section 9.15 naming Purchaser as an insured, having an effective date as of the Closing Date; and

(n)	deliver executed consents of all Lessors to the assignments of the Leases.

1.12 Estimated Payment.  At the Closing and subject to the terms and conditions hereof, the Seller shall pay the Purchaser by wire transfer of immediately available funds on the Closing Date an amount (the "Estimated Purchase Price") equal to (a) the Deposit Liabilities as of the close of business on the second business day prior to the Closing Date determined in accordance with Section 1.4(a) hereof reduced by (b) the sum of the following items (each to be determined for purposes of calculating the Estimated Purchase Price as of the close of business on the second business day prior to the Closing Date): (i) the aggregate unpaid principal balances of the Loans (ii) the net book value of the Fixed Assets as shown on the books and records of the Seller; (iii) the face amount of the petty or vault cash maintained at the Branches determined in accordance with Section 1.2(h) hereof; (iv) the aggregate interest receivable but unpaid on the Loans and other Assets transferred by the Seller to the Purchaser hereunder; (v) the net book value of the Real Property owned by Seller; and (vi) an aggregate net deposit premium fixed at a rate of 3.38% based on a net deposit premium (which shall include both public and non-public transactional and time deposits) estimated to be equal to 4.00% of the average balance of the accounts representing the Deposit Liabilities for the Maysville, KY Branch, 2.50% for the Mt. Olivet, KY Branch, and 3.25% for the Ohio Branches over the period commencing on the date of this Agreement and ending at the close of business on the Closing Date (with such premium to be estimated as of the average figure for the period ended the second business day prior to the Closing Date for purposes of the Estimated Purchase Price calculation); such payment formula shall be further adjusted in accordance with Section 1.14.  In the event the preceding formula produces a negative number, the absolute value of such amount shall be paid by the Purchaser to the Seller by wire transfer on the Closing Date and the Seller shall have no obligation to make any payment to the Purchaser on the Closing Date.  The payment formula referred to above is for the sole purpose of determining the amount of cash transferable at the Closing Date and shall not constitute an allocation of the purchase price for the Branches to any particular asset being transferred or liability being assumed.  Seller shall provide to Purchaser an Estimated Purchase Price closing statement which reflects the calculation of the Estimated Purchase Price on the day before Closing and Seller and Purchaser shall mutually agree upon the calculation of the Estimated Purchase Price.

1.13 Adjusted Payment.  On the fifth (5th) business day after the Closing Date or such earlier date as may be agreed to in writing by the parties (the "Adjustment Payment Date"), an adjustment payment (the "Adjustment Payment") shall be made either by Seller to Purchaser or by Purchaser to Seller, as appropriate, so as to correct any discrepancy between the amount of the Estimated Purchase Price paid under Section 1.12 and the purchase price recalculated using the numbers for each Asset and Liability (according to the formula specified by Section 1.12) as of the close of business on the Closing Date (or for the period then ended, as the case may be).  Seller shall provide a closing statement which reflects the calculation of the Adjustment Payment relative to the Estimated Purchase Price and furnish revised final schedules to this Agreement as of the close of business on the Closing Date (or for the period then ended, as the case may be) and Seller and Purchaser shall mutually agree upon the calculation of the Adjusted Payment.  The Adjustment Payment due to either party pursuant to this section shall be paid to such party on the Adjustment Payment Date by the other party by wire transfer in immediately available funds to an account designated by the payee party.

1.14 Pro-Rata Adjustment of Income and Expenses.  All rents, utility payments, safety deposit box fees, real and personal property taxes and similar expenses and charges relating to the physical plant of the Branches, shall be prorated between the parties as of the close of business on the Closing Date.  To the extent any such item has been prepaid by the Seller for a period extending beyond the Closing Date, there shall be an adjustment in such amount to the payment in Sections 1.12 and 1.13 in favor of the Seller.  To the extent that current real property tax bills or utility bills are unavailable on the Closing Date, such amounts shall be prorated based upon the most recent bills available and this shall be a final settlement. Any unearned non-interest income associated with the Branches, except as provided in Section 1.3(b) or otherwise specifically provided in this Agreement, shall also be adjusted pro rata between the parties as of the close of business on the Closing Date.  Any expense relating to the Branches which arises on and after the close of business on the Closing Date will be paid by the Purchaser.

1.15 Allocation of Purchase Price.  The purchase price paid and liabilities assumed by the Purchaser pursuant to this Agreement shall be allocated on an allocation schedule to be agreed upon by the Purchaser and the Seller within five business days after the Closing Date.  This allocation is intended to comply with the allocation method required by Section 1060 of the Internal Revenue Code of 1986, as amended (the "Code").  The Purchaser and the Seller shall cooperate to comply with all substantive and procedural requirements of Section 1060 and any regulations thereunder, and the allocation shall be adjusted if and to the extent necessary to comply with the requirements of Section 1060.

1.16 No Assurance of Customer Retention.  The Seller does not represent or warrant to the Purchaser that the present customers of the Branches will become or continue to be customers of the Purchaser.

1.17 IRAs and Keogh Accounts.  With respect to Deposit Liabilities in IRAs, the Purchaser shall be responsible, at Purchaser's expense (and the Seller will use its reasonable best efforts to cooperate with the Purchaser in doing so) in taking any action reasonably necessary to accomplish either the appointment of the Purchaser as successor custodian or the delegation to the Purchaser (or to an affiliate of the Purchaser) of Seller’s authority and responsibility as custodian of all such IRAs, including, but not limited to, sending to the depositors thereof appropriate notices, cooperating with the Purchaser in soliciting consents from such depositors, and filing any appropriate applications with applicable regulatory authorities. If, notwithstanding the foregoing, as of the Closing Date, the Purchaser shall be unable to retain Deposit Liabilities in respect of an IRA, such Deposit Liabilities shall be deemed to be an "Excluded Liability" for purposes of this Agreement.  With respect to Deposit Liabilities in Keogh accounts, the Purchaser shall be responsible, at Purchaser's expense (and the Seller will use its reasonable best efforts to cooperate with the Purchaser in doing so) to invite depositors thereof to direct a transfer of each such depositor’s Keogh account and the related Deposit Liabilities to the Purchaser, as trustee thereof, and to adopt the Purchaser’s form of Keogh master plan as a successor to that of Seller.  The Purchaser will assume no Keogh accounts unless the Purchaser has received to its satisfaction the documents necessary for such assumption at or before the Closing.

ARTICLE II

ADDITIONAL OBLIGATIONS OF PURCHASER AND SELLER

2.1 Regulatory Approvals.

(a)
The Purchaser shall, within thirty (30) days following the date of this Agreement, prepare and file all applications, as required by law, with the appropriate federal and/or state regulatory authorities for approval to purchase the Assets and assume the liabilities and obligations of the Seller being assumed hereunder, to establish a branch at the location of the Branches and to effect in all other respects the transactions contemplated hereby (the "Governmental Approvals").  The Purchaser agrees to (i) make draft copies of the applications (except for any confidential portions thereof) available to the Seller and its counsel prior to filing, (ii) process the applications in a diligent manner and on a priority basis, (iii) request confidential treatment by the appropriate federal and/or state regulatory authorities of all non-public information submitted in the applications, (iv) provide the Seller and its counsel promptly with a copy of the applications as filed (except for any confidential portions thereof) and all notices, orders, opinions, correspondence and other documents with respect thereto, and (v) use its best efforts to obtain all Governmental Approvals.  The Purchaser and the Seller agree to cooperate and use their best efforts to obtain all consents and approvals of all third parties and to consummate the transactions contemplated by this Agreement.

(b)
The Seller shall, as soon as is practicable, notify the proper regulatory authorities of its intent to terminate operation of the Branches and to consummate the transactions contemplated hereby and thereafter shall (i) comply with the normal and usual requirements imposed by such authorities applicable to effectuate such transactions and (ii) use its good faith efforts to obtain any required permission of such regulatory authorities to cease operating the Branches.

2.2 Full Access.  The Seller shall afford to the officers and authorized representatives of the Purchaser, upon prior notice, access to the properties, books and records directly related to the Branches in order that the Purchaser may have full opportunity to make reasonable investigations, at the Purchaser's sole expense, at reasonable times without interfering with the Branches' normal business and operations, or the affairs of the Seller directly related to the Branches, and the officers of the Seller shall promptly furnish the Purchaser with such additional financial and operating data and other information as to its business and properties at the Branches as the Purchaser may, from time to time, reasonably request and as shall be available including, without limitation, information required for inclusion in all governmental applications necessary to effect the transactions contemplated hereby.  The Seller shall also afford to the officers and authorized representatives of the Purchaser access to the employees of the Seller in accordance with Section 2.7 hereof.  The Purchaser shall indemnify the Seller from and against all costs, damages, claims and liabilities, including reasonable attorneys fees, arising out of the negligence of the Purchaser or its agents or employees in conducting such investigations.  Nothing in this Section 2.2 shall be deemed to require the Seller to breach any obligation of confidentiality or to reveal any proprietary information, trade secrets or marketing or strategic plans.

2.3 Confidentiality.  Each of the parties will hold, and will cause its officers, directors, employees and agents to hold, in strict confidence and not disclose to any other person or entity without the prior written consent of the other party (a) the terms of this Agreement and (b) all information received by the Purchaser from or with respect to the Seller in connection with this Agreement and the transactions contemplated hereby, except such information (i) as may be otherwise publicly available otherwise than through the wrongful dissemination of such information by the Purchaser or its officers, directors, employees or agents, (ii) as may be required to be disclosed by applicable law, or (iii) as is required to obtain the Government Approvals.  The Seller and the Purchaser agree that neither shall make any public announcement or public comment in any form whatsoever regarding this Agreement or the transactions contemplated herein without obtaining the prior approval of the other party.

2.4 Conversion of Accounts; Transfer and Delivery of Assets and Liabilities.

(a)
The Seller shall assist the Purchaser, in ways to be mutually agreed upon by the Seller and the Purchaser, in preparing the Purchaser's data processing system to receive the transferred accounts.  Such assistance shall include delivery of the following data files at Seller's expense (Purchaser may request one additional run free of charge; thereafter, each additional run of a data file will be provided by Seller to Purchaser upon reasonable notice for a fee of $2,500 to be paid by Purchaser to Seller for each such additional data file):

(i)
As soon as practicable following the date of this Agreement, the Seller shall deliver to the Purchaser on either (a) 8 mm cartridge tape, or (b) 1/2 inch reel to reel 9 track 6250/1600 BPI tape, or (c) CD, or (d) FTP data file using either an ACHII or EBCDIC format (the preferred method is (c) or (d)) containing all pertinent data and descriptive information relating to the Deposit Liabilities and the Loans (the "Compatible Data File");

(ii)	One additional updated Compatible Data File will be delivered to the Purchaser by the Seller prior to the Closing Date upon request;

(iii)
On the Closing Date, the Seller shall deliver to the Purchaser a final Compatible Data File, which Compatible Data File shall constitute the Seller's records maintained as of and current through the close of business on the Closing Date with respect to the Deposit Liabilities and the Loans; and

(iv)	The Seller shall deliver to the Purchaser trial balance reports with each Compatible Data File delivered pursuant to this Section 2.4(a).

(b)
The Seller will deactivate all ATM machines maintained by the Branches in connection with the Closing in order to facilitate the conversion process in accordance with a timeline to be mutually agreed between Purchaser and Seller.  All existing ATM and Debit Cards will be deactivated and must be reissued by the Purchaser immediately prior to the computer conversion.  The Seller shall also (erase) all hard drives of the personal computers at the Branches in connection with the Closing on an agreed-upon schedule.

2.5 Post-Closing Delivery of Loan Files and Recording and Assignment Matters; Retention of and Access to Files Following the Closing Date.

(a)
Not later than five business days following the Closing Date, Purchaser or its designee may pick up at Seller’s principal offices in Evansville, Indiana, the Loan Files and the Loan Documents (reasonably organized and cataloged), in the medium (including imaged documents) then maintained by Seller; provided, however, that Purchaser understands that the FRB and the FHLBI may each take approximately 30 days to return to Seller original Loan Documents pertaining to Loans now pledged to the FRB or the FHLBI by the Seller as collateral security for advances made to Seller by either of them (but to be released on the Closing Date), and that Purchaser shall arrange for physical delivery of such original Loan Documents to Purchaser when and as received by Seller from the FRB and the FHLBI (copies of same will be provided to Purchaser at Closing);

(b)
Promptly upon execution of this Agreement, Purchaser shall provide Seller in writing with the exact name to which the Loans are to be endorsed, or whether any Loans should be endorsed in blank.  Not later than five business days following the Closing Date (except with respect to those items Purchaser shall reasonably request to be delivered in advance of such date, which items Seller shall use its best efforts to deliver at or immediately after the Closing Date), Seller shall complete such endorsements and deliver the Loan Documents, along with assignments of real property security instruments in recordable form and assignments of financing statements, in a form reasonably satisfactory to Purchaser, including, but not limited to the following:

(i)
For each of the Loans, a notice of transfer of Loan in form reasonably satisfactory to Purchaser's counsel as otherwise required by any legal requirement), informing each borrower under each of the Loans of the transfer of the Loans and related servicing to the Purchaser;

(ii)
For each of the original notes, an endorsement (made pursuant to a label adhered to the note or pursuant to a separate allonge), in form reasonably satisfactory to Purchaser's counsel or as otherwise required by any legal requirement, which states “Pay to the order of Citizens Deposit Bank and Trust, Inc., without recourse”;

(iii)
For each of the Loans, an assignment for the Loan Documents and related rights and liens, in form reasonably satisfactory to Purchaser's counsel or as otherwise required by any legal requirements with all blanks appropriately completed; and

(iv)
For each of the Loans, one or more UCC-3 Assignments of Financing Statements to be filed with the Secretary of State where each borrower is formed and/or in the county where each real property is located, as applicable, evidencing the assignment to Purchaser of all Seller’s right, title and interest in and to any security interests in personal property and fixtures created by the Loan Documents and held by Seller which are in effect on the Closing Date.

(c)
Seller shall take all such reasonable actions as requested by Purchaser to assist Purchaser in (i) obtaining the valid perfection of a lien or security interest in the collateral, if any, securing each Loan sold on the Closing Date in favor of Purchaser or its designated assignee as secured party, or (ii) notifying other banks or financial institutions in respect of the transfer or assignment of any participation agreement with respect to Loans, or (iii) otherwise transferring of record or beneficially the interests of Seller in Loans or the collateral therefor. Any such action shall be the responsibility of Purchaser and at Purchaser’s sole expense, and Purchaser shall reimburse Seller for all reasonable third party costs incurred in connection therewith.

(d)
The Purchaser agrees that it will preserve and safely keep, for as long as may be required by applicable law, all of the files, books of account and records of the Branches referred to in this Agreement for the joint benefit of itself and the Seller, and that it will permit the Seller or its representatives, at any reasonable time and at the Seller's expense, to inspect, make extracts from or copies of, any such files, books of account or records as the Seller shall deem necessary of the files, books of accounts of records of the Branches prior to the Closing Date.

(e)
In the event that some of the Seller's records concerning the Deposit Liabilities cannot reasonably be segregated from the Seller's records regarding accounts not transferred pursuant to this Agreement, the Seller will not deliver such records to the Purchaser but will preserve and safely keep such records for as long as may be required by applicable law.  For a period of twelve (12) calendar months after the Closing Date, the Seller shall provide research and account history services related to any such records to the Purchaser at the Purchaser's request.  Such services shall be provided on the same service schedule as services then provided by the Seller to its existing customers, and the Purchaser shall pay the same rates for such services as the Seller then charges its existing customers.  Such services do not include information required to be provided by the Seller under Section 2.4.  Following such twelve 12-month period, the Seller will permit the Purchaser or Purchaser's representatives, at reasonable times and at the Purchaser's expense, to inspect, make extracts from or copies of such records which relate to the Deposit Liabilities.

2.6 Safekeeping.  The Seller agrees to transfer and deliver to the Purchaser on the close of business on the Closing Date all safe deposit box contents, including without limitation, securities, papers, valuables and other items (collectively, "Safekeeping Items"), held by the Seller in safekeeping for its customers at the Branches, together with all records, keys, combinations, codes, etc., relating thereto (in whatever form or medium then maintained by the Seller).  The Purchaser agrees to assume, honor and discharge, after the Closing Date, the duties and obligations of the Seller with respect to such Safekeeping Items and shall be entitled to any right or benefit arising from such safekeeping business after the Closing Date.  The Purchaser agrees to execute on the Closing Date a receipt for such Safekeeping Items.

2.7 Employees.

(a)
The employees of the Seller who are assigned to the Branches, including regular part-time employees and employees then on vacation, sick leave, temporary leave of absence for medical purposes or on short-term disability (the "Employees") as of the Closing Date, are listed on the attached Schedule 2.7(a).  The Seller shall introduce the Purchaser to the Employees as soon as practicable after the execution of this Agreement.  Subject to review of such information as Purchaser may request of such Employees and interviews with the Employees, the Purchaser shall determine which Employees to whom it shall make an offer of employment.  Any Employees who receive such an offer and accept it are referred to as "Hired Employees."

(b)
The Seller shall be responsible for the filing of Form W-2s with the Internal Revenue Service and any required filing with state tax authorities with respect to wages and benefits paid to each such Employee for periods ending on or prior to the close of business on the Closing Date.

(c)
The Purchaser shall grant to the Hired Employees credit for their respective service with the Seller (including the Seller as successor in interest by merger) for purposes of determining their participation, eligibility and vesting rights, but not for purposes of benefit accrual, in any pension, thrift, profit-sharing, life insurance, disability and other employee benefit plans or programs now or hereafter maintained by or on behalf of the Purchaser, and with regard to any medical insurance plan covering the Purchaser's employees, there shall be an open enrollment period for the Hired Employees who have been employed by the Seller for a period of more than twelve (12) months without regard to any preexisting conditions of such Hired Employees or their dependents consistent with the requirements of the Health Insurance Portability and Accountability Act of 1996.

(d)
Prior to the Closing Date, the Seller shall afford the officers and authorized representatives of the Purchaser access to the Employees for interviews and training purposes, at the Purchaser's sole expense, at reasonable times without interfering with the Branches' normal business and operations.

(e)
Seller shall comply with the Consolidated Omnibus Budget Reconciliation Act of 1985 ("COBRA"), for all of Seller's former employees and other qualifying beneficiaries for whom COBRA qualifying events occurred before or coincident with the Closing Date, and Purchaser shall have no responsibility for any such coverage.

(f)
Purchaser shall not assume any accrued vacation or sick days, severance benefits, or other benefits or liabilities of Seller owed to any Employee by Seller as of (and including) the next regularly scheduled pay date after the Closing Date.  Seller shall pay the Hired Employees any such benefits to which they are entitled on the next regularly scheduled pay date after the Closing Date, except for any accrued, but unused, sick days.  In determining the length of a Hired Employee's  vacation, Purchaser shall treat the Hired Employee's service with Seller as if it were service with Purchaser.

(g)
Seller's employee benefit plans shall retain responsibility for all claims incurred by Employees prior to the date they become Hired Employees.  For purposes of this paragraph, a claim shall be deemed to have been incurred when the medical or other service giving rise to the clam is performed, except that disability claims shall be deemed to have been incurred on the date the Employee becomes disabled.

(h)
It is understood and agreed that (i) Purchaser's employment of any Hired Employee as set forth in this Section 2.7 shall not constitute a commitment, contract or understanding (express or implied) of an obligation on the part of Purchaser to a post-Closing employment relationship of any fixed term or duration or upon any terms or conditions other than those that Purchaser may establish pursuant to individual offers of employment, and (ii) employment offered by Purchaser is "at will" and may be terminated by Purchaser or by a Hired Employee at any time for any reason (subject to any written commitments to the contrary made by Purchaser or a Hired Employee and subject to any legal requirement).  Nothing in this Agreement shall be deemed to prevent or restrict in any way the right of Purchaser to terminate, reassign, promote or demote any of the Hired Employees after the Closing Date or to change adversely or favorably the title, powers, duties, responsibilities, functions, locations, salaries, other compensation, or terms or conditions of employment of such Hired Employees.  Nothing in this Agreement shall be construed as requiring any compensation or employee benefit plan, program or arrangement to be maintained by Purchaser for any Hired Employee at, or for any specified period after, the Closing Date.

2.8 Notification to Branch Customers.

(a)
The Purchaser and Seller shall at such time as shall be mutually agreeable to Purchaser and Seller jointly prepare and mail a letter (to each borrower having a Loan or depositor whose Deposit Liabilities are expected to be assumed by Purchaser) informing such customer of the nature of such transaction and the continuing availability of services to be provided by the Purchaser in the Branches after the Closing Date.  The Purchaser shall make available the form of any proposed letter to customers of the Branches to Seller for its comment a reasonable time in advance of printing and mailing the letter.

(b)
The Purchaser shall, at its own cost and expense, cause to be printed deposit tickets, checks, coupon books, withdrawal orders and all other requisite banking transactional forms for all accounts which constitute Deposit Liabilities and mail or make available within five (5) calendar days after the Closing Date such deposit tickets, checks, coupon books, withdrawal orders and other forms to each customer having such an account, each such document to be encoded with Purchaser's identification numbers and to be accompanied by Purchaser's letter, in form and substance satisfactory to Seller, advising that, from and after the Closing Date, such newly issued deposit tickets, checks, coupon books, withdrawal orders and other forms are to be used instead of the corresponding existing documents of Seller with respect to the customer's deposit account maintained at the Branches, and that any such existing documents of Seller are to be destroyed.

(c)
The Purchaser shall take any other actions required by law or regulation or by any court or regulatory authority to notify customer or depositors of the Branches or residents of the communities in which the Branches are located of the transfers and assumptions occurring pursuant to this Agreement.  The out-of-pocket and other costs of the mailings required by of this section shall be borne by Purchaser.

2.9 Payment of Items After the Closing Date.  Following the Closing Date:

(a)
The Purchaser agrees to pay in accordance with law and customary banking practices all properly drawn and presented checks, drafts and withdrawal orders presented to the Purchaser by mail, over the counter or through the check clearing system of the banking industry, by depositors related to the Deposit Liabilities, whether drawn on the checks, withdrawal or draft forms provided by the Seller or by the Purchaser, and in all other respects to discharge, in the usual course of the banking business, the duties and obligations of the Seller with respect to the balances due and owing to the depositors with respect to whom the Purchaser has assumed the Deposit Liabilities.  The Purchaser's obligations hereunder to honor checks, drafts and withdrawal orders on forms provided by the Seller and carrying its imprint (including name and transit routing number) shall not apply to any such check, draft or withdrawal order presented to the Purchaser more than sixty (60) days following the Closing Date.

(b)
If any of such depositors, instead of accepting the obligation of the Purchaser to pay the Deposit Liabilities, shall demand payment from the Seller for all or any part of any such Deposit Liabilities, the Seller shall not be liable or responsible for making such payment.

(c)
After the Closing, the Seller shall be and have the rights and obligations of a "Collecting Bank" or "Intermediary Bank" under Article 4 of the Uniform Commercial Code (including the right to chargeback dishonored items) as then in effect in Indiana with respect to items drawn on the accounts transferred which are received by the Seller for processing.  Items received for processing against the Deposit Liabilities shall be grouped and delivered to the Purchaser within the time limits provided by the Uniform Commercial Code in a special cash letter separately identified as "Transferred Accounts Cash Letter." For purposes of paying the Purchaser's obligations to the Seller under this Section 2.9, the Purchaser will establish a settlement account with the Seller at the Closing Date in a collected amount equal to $100,000, which amount will be maintained by the Purchaser for a period of sixty (60) days following the Closing Date, against which will be (i) debited the checks, returns and items hereafter referred to in this sentence and (ii) charged amounts in accordance with Section 2.9(c) hereof to provide, among other things, for the settlement by the Purchaser of checks, returns and items which are presented to the Seller within sixty (60) days after the Closing Date and which are drawn on or chargeable to accounts transferred to the Purchaser.  After the expiration of the 60-day period following the Closing Date, the Seller will dishonor checks, drafts or withdrawal orders drawn on the Deposit Liabilities unless the Seller and the Purchaser agree to extend the 60-day period and extend the provision for a settlement account as necessary.  The Purchaser agrees to arrange for the transportation directly and pay the expenses of transporting from the Seller to the Purchaser all checks, drafts, orders of withdrawal, cash letters, magnetic tapes and other items related to the Seller's receipt of items relating to the Deposit Liabilities after the Closing Date.  These transportation expenses may be charged against the settlement account of the Purchaser.

(d)
The Purchaser agrees to pay promptly to the Seller (i) an amount equivalent to the amount of any checks, drafts or withdrawal orders credited by the Seller before the Closing Date to such transferred account that are returned to the Seller unpaid after the Closing Date, and (ii) for a period not to exceed thirty (30) days from the Closing Date, an amount equivalent to the amount of any checks, drafts or withdrawal orders credited by the Seller after the Closing Date to such transferred account that are returned to the Seller unpaid after the Closing Date.  Upon receipt thereof, the Seller shall immediately forward any such check, draft or other item to the Purchaser, and subject to the time limitations referenced herein, the Purchaser shall remit to the Seller the amount of any such item(s).

2.10 ACH.  As soon as practicable following the Closing Date, the Purchaser will notify all Automated Clearing House ("ACH") originators effecting debits or credits to the accounts of the Deposit Liabilities of the Branches Purchase transaction contemplated by this Agreement.  For a period of 60 days beginning on the Closing Date, Seller will honor all ACH items related to accounts of Deposit Liabilities which are mistakenly routed or presented to Seller.  Seller will make no charge to Purchaser for honoring such items, and will use its best efforts to transmit to Purchaser via facsimile, by 10:00 a.m. or as soon as practicable thereafter, each day's ACH data that is to be posted that day.  Items mistakenly routed or presented after the 60-day period may be returned to the presenting party.  Seller and Purchaser shall make arrangements to provide for the daily settlement with immediately available funds by Purchaser of any ACH items honored by Seller.

2.11 Loan Payments and Information Received After the Closing Date.

(a)
In order to enhance the transition of the Loan payment collection process after Closing, the Purchaser agrees, at its cost and expense, to notify each Loan debtor in writing, within fifteen (15) calendar days after the Closing Date, of the Purchaser's assumption of the Loan and that the debtor should make payments on the Loan directly to the Purchaser rather than making payment to the Seller.  When giving such notice, the Purchaser shall furnish each debtor with a new coupon book or payment notice as applicable for the Loan.

(b)
The Seller agrees that for the first 60 days following the Closing Date, it shall forward promptly (which shall mean delivery electronically and/or by an overnight courier service at Purchaser's expense) to the Purchaser:

(i)
any payments which are received by the Seller on or after the Closing Date that relate to the Loans and to provide sufficient information so that any such payments may be properly applied to the extent such information is available to the Seller; and

(ii)	any notices or other correspondence received on or after the Closing Date that relate to the Loans or other Assets.

(c)
For a period of thirty (30) days following the Closing Date, the Seller shall have the right to chargeback any dishonored Loan payment to the extent that it has collected and credited such Loan payment for payment on the Loan account.

2.12 Seller Identification.  On the Closing Date, the Purchaser shall substitute its name and logo for the name and logo of the Seller on all signs at the Branches and shall be entitled to remove all signs which carry the name and logo of the Seller.  The Seller agrees, at its own expense, to remove from the premises as promptly as practicable after the Closing Date any such signs so removed by the Purchaser.  The Purchaser agrees to replace promptly all written or electronic materials bearing the Seller's name and/or logo used in the ordinary course of business, including stationery and forms, with written or electronic materials bearing the Purchaser's name and/or logo, including without limitation, new coupon books for Loans.

2.13 Indemnification.

(a)
Indemnification by Both Parties in Respect of Representations and Warranties; Survival; Deductible and Cap.  Purchaser, on the one hand, and Seller, on the other hand, mutually agree to indemnify and hold each other (and each other's respective employees, officers, directors, agents and affiliates) harmless from, and to reimburse each other promptly for, any and all losses, liabilities, damages, expenses and other costs (including court costs, costs of investigation and reasonable attorneys' fees) ("Losses") that one party may suffer as the result of the material breach by the other party of any representation or warranty of that other party set forth in this Agreement; provided, however, that:

(i)
the representations and warranties of the parties shall survive only until eighteen (18) months after the Closing Date and no indemnification claim shall be brought unless a request for such indemnification has been made within such period of survival, except that (i) the representations and warranties set forth in Sections 3.1 and 4.1, respectively (Corporate Organization) and in Sections 3.2 and 4.2, respectively (Corporate Authority) shall survive indefinitely (the "Fundamental Representations") (such time period is referred to as the "Survival Period") (for the avoidance of doubt, the parties hereto specifically intend that the statutes of limitations applicable to claims with respect to each of the representations and warranties be superseded and replaced by the relevant Survival Period);

(ii)
all of the covenants or other agreements of the parties contained in this Agreement shall survive until fully performed or fulfilled, unless and to the extent that non-compliance with such covenants or agreements is (i) waived in writing by the party entitled to such performance;

(iii)
unless otherwise specified by this Agreement. there shall be no liability for Seller or Purchaser under this Section 2.13(a) unless the amount of Losses incurred by an indemnified party exceeds $25,000 in the aggregate (the "Deductible Amount"), provided that, once exceeded, the Deductible Amount is recoverable along with all other amounts for damages by an indemnified party; and

(iv)	an indemnifying parties’ liability to an indemnified party under this Section 2.13(a) shall be limited to the aggregate amount of $1,500,000 (the "Indemnification Cap").

Notwithstanding the foregoing under this Section 2.13(a), no Deductible Amount will be required to be met and there will be no Indemnification Cap for any Losses related to breach of Fundamental Representations, intentional misrepresentation, fraud or willful misconduct.

(b)
Indemnification by Seller.  In addition to the indemnification provided by Section 2.13(a), and for the avoidance of doubt not subject to the Deductible Amount or Indemnification Cap specified by Section 2.13(a), Seller shall indemnify, hold harmless and defend Purchaser (and its employees, officers, directors, agents and affiliates) from and against any and all Losses arising out of any judicial, administrative or arbitral actions, suits, mediations, investigations, inquiries, proceedings (public or private)  or claims or demands (including counterclaims) by or before a governmental entity, including any civil, criminal, investigative or informal actions, audits, demands, claims, hearings, litigations, disputes, inquiries, investigations or other proceedings of any kind or nature (each such pending or threatened proceeding, claim or demand, a "Legal Proceeding") which Legal Proceeding arises out of, or is in any way related to, (i) the operations of the Branches (including but not limited to claims for personal injuries arising from incidents occurring prior to the  close of business on the  Closing Date) or the administration of any of the Deposit Liabilities or the Loans by Seller prior to  close of business on the  Closing Date, (ii) the Fixed Assets, the Leases, or the safe deposit business, insofar as the basis for such action, suit, or other proceedings, claim or demand arose prior to the  close of business on the  Closing Date, (iii) the fiduciary or statutory duties of Seller arising prior to the Closing Date with respect to the IRAs and Keogh accounts assumed by Purchaser, or (iv) the payment or performance of any of the Liabilities prior to the  close of business on the  Closing Date.

(c)
Indemnification by Purchaser.  In addition to the indemnification provided by Section 2.13(a), and for the avoidance of doubt not subject to the Deductible Amount or Indemnification Cap specified by Section 2.13(a), Purchaser shall indemnify, hold harmless and defend Seller (and its employees, officers, directors, agents and affiliates) from and against any and all Losses arising out of any Legal Proceeding which Legal Proceeding arises out of, or is in any way related to, (i) the operations of the Branches or the administration of any of the Deposit Liabilities or the Loans by Purchaser subsequent to the close of business on the Closing Date, (ii) the Fixed Assets, the Leases, or the safe deposit business, insofar as the basis for such action, suit or other proceeding, claim or demand arises subsequent to the Closing Date, (iii) the fiduciary or statutory duties of Purchaser arising subsequent to the close of business on the Closing Date with respect to the IRAs and Keogh accounts assumed by Purchaser; or (iv) the payment or performance of any of the Liabilities subsequent to the close of business on the Closing Date.

(d)	Indemnification Procedures.

(i)
A claim for indemnification by a person claiming entitlement to indemnification hereunder (an "Indemnified Party") for any matter not involving a claim asserted by a third party (a "Third Party Claim") may be asserted by written notice to the party claimed to be responsible for indemnification (the "Indemnifying Party"), which notice shall include a reasonable description of the basis for the claim, and shall be paid within ten business days of the receipt of such notice.

(ii)
In the event that any Legal Proceedings shall be instituted or that any Third Party Claim is asserted, the Indemnified Party shall as soon as reasonably practicable cause written notice of the assertion of any Third Party Claim of which it has knowledge, which is covered by this Section 2.13 to be forwarded to the Indemnifying Party.  If the Indemnifying Party acknowledges in writing its obligation to indemnify the Indemnified Party hereunder against any Losses that may result from such Third Party Claim, the Indemnifying Party shall have the right, at its sole expense, to be represented by counsel and to defend against, negotiate, settle or otherwise deal with any Third Party Claim, which relates to any Losses for which indemnification is sought hereunder.  If the Indemnifying Party elects to defend against, negotiate, settle or otherwise deal with any Third Party Claim, which relates to any Losses for which indemnification is sought hereunder, it shall within ten calendar days (or sooner, if the nature of the Third Party Claim so requires) of receipt of notice of the Third Party Claim notify the Indemnified Party of its intent to do so.  If the Indemnifying Party elects not to defend against, negotiate, settle or otherwise deal with any Third Party Claim, which relates to any Losses for which indemnification is sought hereunder, or fails to notify the Indemnified Party of its election within the timeframe provided for herein, the Indemnified Party may then, but only then, defend against, negotiate, settle or otherwise deal with such Third Party Claim and the Indemnifying Party shall reimburse the Indemnified Party for the reasonable actual expenses of defending such Third Party Claim upon submission of periodic bills.  If the Indemnifying Party assumes the defense of the Third Party Claim, the Indemnified Party may participate, at its own expense, in the defense of such Third Party Claim; provided, that such Indemnified Party shall be entitled to participate in any such defense with separate counsel at the expense of the Indemnifying Party if (i) so requested by the Indemnifying Party to participate, (ii) upon the reasonable advice of counsel to the Indemnified Party a conflict or potential conflict exists between the interests of the Indemnified Party and the Indemnifying Party that would make such separate representation advisable, or (iii) such claim is based upon an investigation, inquiry, or other proceeding by a Governmental Entity; and provided, further, that the Indemnifying Party shall not be required to pay for more than one such counsel (and any appropriate local counsel) for the Indemnified Parties in connection with such Third Party Claim.  The parties hereto agree to cooperate fully with each other in connection with the defense, negotiation or settlement of any such Third Party Claim.

(iii)
After any final judgment or award shall have been rendered by a governmental body of competent jurisdiction and the expiration of the time in which to appeal therefrom, or a settlement shall have been consummated, or the Indemnified Party and the Indemnifying Party shall have arrived at a mutually binding agreement with respect to a Third Party Claim hereunder, the Indemnified Party shall forward to the Indemnifying Party notice of any sums due and owing (including any bills, records or other documentation supporting such sums) by the Indemnifying Party pursuant to this Agreement with respect to such matter and the Indemnifying Party shall be required to pay all of the sums so due and owing to the Indemnified Party by wire transfer of immediately available funds within five business days after the date of such notice. Any indemnification payment pursuant to this Section 2.13 shall be effected by wire transfer of immediately available funds within five business days after the determination thereof.

(iv)
The failure of the Indemnified Party to give reasonably prompt notice of any Third Party Claim shall not release, waive or otherwise affect the Indemnifying Party’s obligations with respect thereto except to the extent that the Indemnifying Party can demonstrate actual Loss and prejudice as a result of such failure or delay.

(e)
Reduction for Insurance.  The amount which an Indemnifying Party is required to indemnify the Indemnified Party pursuant to this Agreement shall be reduced (including, without limitation, retroactively) by any insurance proceeds actually recovered by or on behalf of such Indemnified Party in reduction of the related indemnifiable loss (the "Indemnifiable Loss").  Amounts required to be paid, as so reduced, are hereafter called an "Indemnity Payment."  If an Indemnified Party shall have received or shall have had paid on its behalf an Indemnity Payment in respect of an Indemnifiable Loss and shall subsequently receive, directly or indirectly, insurance proceeds in respect of such Indemnifiable Loss, then such Indemnified Party shall pay to such Indemnifying Party a sum equal to the amount of such insurance proceeds up to an amount equal to the Indemnity Payment.

(f)
Further Assurances.  From and after the date hereof, each party agrees to execute and deliver such instruments and to take such other actions as the other party hereto may reasonably request in order to carry out and implement this Agreement.  The covenants of each of the parties hereto pursuant to this Section 2.13 shall survive the Closing.

2.14 Assumption of Risks.

(a)
If the Real Property or other improvements of the Branches are destroyed or materially damaged by fire or other casualty prior to the Closing Date and shall not be substantially repaired or replaced or shall not have insurance coverage which in the reasonable determination of the Purchaser is sufficient to repair or replace such Real Property or other improvements, the Purchaser shall have the right to terminate this Agreement or to accept the applicable Real Property as damaged together with any rights of the Seller to receive insurance proceeds or to exercise any other rights of the Seller following their assignment to the Purchaser on the Closing Date, provided, however, the risk of loss for the Real Property is to remain with the Seller until the passing of the deed at the Closing.

(b)
Effective as of the Closing Date, the Seller will discontinue any casualty and liability insurance coverage maintained with respect to the premises of the Branches and all Assets.  The Purchaser shall be solely responsible for all casualty losses and liability claims arising on and after the Closing Date.

(c)
Effective as of the Closing Date, the Seller will discontinue providing any security for persons and property at the Branches and the Purchaser assumes all liabilities arising out of injury or damage to persons and property on and after the close of business on Closing Date.

(d)
After the Closing Date, the Purchaser shall be responsible for maintaining adequate insurance with respect to the losses described in (b) and (c) above and otherwise with respect to the operation of the Branches.

(e)
At the Closing, the Seller shall pay any transfer taxes or fees required in connection with the transfer of the Real Property and the basic premium for an owner's policy or policies of title insurance for the Real Property in the amounts of their respective net book values (as defined by and determined in accordance with Section 9.15(a)).  The Purchaser shall pay the costs of any endorsements or any lender's policy requested by the Purchaser.  The Seller shall provide an owner's or vendor's affidavit to the title company sufficient for the title company to delete the so-called "standard" exceptions to the title policy (other than those exceptions that would require a survey to delete).

2.15 Information Reporting.  With respect to the Loans and Deposit Liabilities purchased and assumed by the Purchaser pursuant to this Agreement, the Purchaser shall be responsible for all tax reporting obligations to the Internal Revenue Service ("IRS") (and any state or local taxing authority as is required), including, without limitation, all information required in connection with the filing of IRS Forms 1099 and 5498 for the entire year in which the Closing Date occurs.  If the Closing Date occurs on or prior to April 15, 2010, then the Purchaser assumes responsibility for preparing and filing IRS Form 5498 for the 2009 tax year for all IRA accounts and the Seller agrees to provide the Purchaser with the information needed to prepare such Forms.  The Purchaser shall also be responsible for reporting to the customer all interest paid or earned during the entire year in which the Closing Date occurs.  The Seller agrees to provide to the Purchaser information about the Deposit Liabilities and Loans up to the Closing Date which is necessary for the Purchaser to comply with the requirements of this Section 2.15, but the Seller shall have no responsibility to provide such information to the customer or the IRS or any other person or agency.  The Purchaser agrees to indemnify the Seller for any penalty, interest, claim, fee (including reasonable attorney fees and expenses) or other liability or expense which may be imposed upon or asserted against the Seller as a result of the Purchaser's failure to timely and accurately comply with its tax reporting obligations pursuant to this Section 2.15 and as required by law, unless such failure is due to the Seller's failure to provide in a timely manner the information relating to the Deposit Liabilities and Loans up to the Closing Date.  The Seller agrees to indemnify the Purchaser for any penalty, interest, claim, fee (including reasonable attorney fees and expenses) or other liability or expense which may be imposed upon the Purchaser as a result of the Purchaser's failure to timely and accurately comply with its tax reporting obligations pursuant to this Section 2.15 if such failure is caused by the Seller's failure to provide in a timely manner the information contemplated herein.

2.16 Restrictive Covenants.  For a period of two (2) years after the Closing Date, Seller shall not solicit any of the Hired Employees for employment by Seller or specifically target or solicit customers of the Branches for the provision of services offered by or competitive with services offered by Purchaser; provided, however, these restrictions shall not restrict general mass mailings or other similar communications provided such communications do not utilize or incorporate any customer or mailing list compiled from customers of the Branches or which consists primarily of customers of the Branches or which are targeted only to counties of Mason and Robertson County, Kentucky, and Brown County, Ohio (the "Restricted Counties") or may reasonably be expected to reach residents primarily located in the Restricted Counties.  In making any of the permitted communications following the Closing Date, Seller shall not reference any of the transactions contemplated by this Agreement that intentionally disparages Purchaser or the business of Purchaser.  Following the Closing Date, Purchaser shall not reference any of the transactions contemplated by this Agreement that intentionally disparages Seller or the business of Seller.  In addition, Seller will not, for a period of two years after the Closing Date, establish a deposit-taking or loan originating office in any of the Restricted Counties; provided, however, that nothing herein shall prevent Seller from acquiring and operating a branch in one or more of the Restricted Counties through the purchase of a financial institution whose main office is not located in any of the Restricted Counties.

ARTICLE III

REPRESENTATIONS AND WARRANTIES OF THE SELLER

The Seller hereby represents and warrants to the Purchaser, subject to the exceptions disclosed in writing in the Seller's disclosure schedule delivered to the Purchaser as of the date hereof, which representations and warranties shall survive the Closing Date as provided in Section 2.13(a) hereof, as follows:

3.1 Corporate Organization.  The Seller is a national banking association duly organized, validly existing and in good standing under the laws of the United States.  The Seller has the corporate power and authority to own and operate the Branches, to carry on its business at the Branches as presently conducted, to execute, deliver and perform this Agreement and to effect the transactions contemplated hereby.

3.2 Corporate Authority.  The execution and delivery of this Agreement and all related agreements by the Seller, and the consummation by the Seller of the transactions contemplated hereby, have been duly authorized by all necessary corporate actions on the part of the Seller.  This Agreement and all related agreements executed and delivered by the Seller pursuant hereto have been duly executed by the Seller and constitute the valid and binding obligations of the Seller enforceable against the Seller in accordance with their respective terms, subject to the provisions of federal and other applicable bankruptcy, insolvency, reorganization, moratorium, receivership, conservatorship or similar laws relating to or affecting the enforcement of creditors' rights generally, now or hereafter in effect, and subject to general equity principles, which may limit enforcement of certain remedies.

3.3 Assets.

(a)
Each Loan has been made for good, valuable and adequate consideration in the ordinary course of business of Seller, is evidenced by a note or other evidence of indebtedness and is a valid loan enforceable in accordance with its terms, subject to bankruptcy, insolvency and other laws affecting creditors' rights and to general principles of equity; the Seller is the sole owner of each Loan, no participation therein having been sold; the Loan is not pledged or encumbered; the principal balance of the Loan as shown on the Seller's books and records is true and correct as of the last date shown thereon; no Loan has been adversely classified in any regulatory examination or by Seller's internal classification system and no Loan is 90 days or more past due, has been restructured or is classified as nonaccrual.  There are no material uncured violations or violations with respect to which material refunds or restitution may be required with respect to the Loans that have been cited in any compliance report to Seller as a result of examination by any regulatory authority and the loan documentation with respect to the Loans complies in all material respects with all applicable laws and applications.

(b)	With respect to any Loan secured by real property:

(i)	the mortgage is a valid and subsisting lien on the property described in it;

(ii)
the mortgaged property is free and clear of all encumbrances and liens having priority over the mortgage except for senior loans described in the Loan Documents and liens for real estate taxes and special assessments, that are not yet due and payable;

(iii)
the Loan Documents include either an opinion of counsel, a property report verifying liens, judgments and taxes, or a mortgage title insurance policy insuring the mortgage and such title insurance policy is on a current ALTA form (or other generally acceptable form) issued by a generally acceptable insurance company;

(iv)
at the time of origination, the mortgaged property was, and Seller has not received written notification that the mortgaged property is not, free and clear of all mechanic's liens, materialmen's liens or similar types of liens or the mortgage title insurance policy provides Purchaser with substantially the same protection as this warrant;

(v)
To the knowledge of Seller, all taxes, government assessments, insurance premiums, water, sewer and municipal charges, leasehold payment or ground rents that have become due and payable with respect to the mortgaged property have been paid or an escrow of funds sufficient to pay them has been established;

(vi)	Seller has no knowledge that any improvement on the mortgaged property is in violation of any applicable zoning law or regulation;

(vii)	Seller has no knowledge that the mortgaged property is damaged by fire, wind or other cause of loss and there are not proceedings pending for the partial or total condemnation of the property;

(viii)
to the best of Seller's knowledge, any improvements that are included in the appraised value of the mortgaged property are totally within the property's boundaries and building restriction lines and no improvements on adjoining property encroach on the mortgaged property;

(ix)
a casualty insurance policy on the mortgaged property is in effect which is written by a generally acceptable insurance company and provides fire and extended coverages for an amount at least equal to the amount required by Seller's loan policies;

(x)
a flood insurance policy written by a generally acceptable insurance company, which policy meets current guidelines of the Federal Insurance Administration and is for an amount at least equal to the amount required by the National Flood Insurance Program's Mandatory Purchase Flood Insurance Guidelines, is in effect on the mortgaged property if any party of it is in an area listed in the Federal Register by the Federal Emergency Management Agency as an area with special flood hazards, and if insurance is available;

(xi)	Seller has no knowledge of any material litigation, proceeding or governmental investigation pending, or any order, injunction or decree outstanding, existing or relating to the mortgaged property;

(xii)
to the knowledge of Seller, the mortgaged property has never been used for the storage, treatment or disposal of any material amount of Hazardous Substances (other than by tenants in the ordinary course of tenancy or the owner in the ordinary course of business, and such storage, treatment or disposal of Hazardous Substances is or was in all material respects in accordance with all applicable legal requirements), nor has such mortgaged property ever been listed by any governmental agency as containing any Hazardous Substance in violation of legal requirement unless such Hazardous Substance has been remediated;

(xiii)
with respect to Loans secured by single family residences, the Loan Documents do not grant more favorable rights to the borrower on default and foreclosure, or less favorable rights to the noteholder with respect to property insurance, leasehold interests, other liens on the mortgaged property, condemnation proceedings, or other proceedings that result in a full or partial taking of the property, or any other compensation, settlement, or award of damages that is the result of damage to, or destruction of, the mortgaged property than those granted in the Fannie Mae/Freddie Mac or other banking industry standard uniform instruments for the applicable jurisdictions(s);

(xiv)
the Loan Documents expressly allow the noteholder to advance at any time sums for unpaid insurance premiums, property taxes, or any other payments necessary to protect the value of the mortgaged property or the noteholder's rights in the mortgaged property and permit the noteholder to collect such amounts from the borrower on a deferred basis; and

(xv)
the Loan Documents obligate the borrower to maintain the mortgaged property in a way that prevents deterioration and to repair promptly any damage to the mortgaged property, whether or not such damage is covered by insurance.

The Seller has properly perfected or caused to be properly perfected valid and enforceable security interests, liens, or other interests in any collateral securing the Loans and such proper perfection continues to be in effect, such security interests, liens, or other interests are assignable and have the priority reflected in the Seller's books and records and each such Loan contains customary and enforceable provisions such that the rights and remedies of the holder thereof shall be adequate for the practical realization against any collateral securing such Loan.

(c)
The personal property subject to the Leases and the Fixed Assets are all of the material tangible assets owned or leased by the Seller and used by it to conduct the business of the Branches as of the date hereof.  The banking equipment included in the Fixed Assets, taken as a whole, are in good operating condition and repair, giving consideration to its age and use and subject to ordinary wear and tear, and will be received in "AS IS" condition, with no other warranties by the Seller as to their condition or future performance, except those warranties related to title.  The Seller is the sole owner and has good and marketable title to said Fixed Assets free and clear of any mortgage, lien or monetary encumbrance.

(d)	No notice of any violation of zoning laws, building or fire codes or other statutes, ordinances or regulations relating to the operation of the Branches has been received by the Seller.

(e)
The Seller makes no covenant, representation or warranty as to the suitability of the Fixed Assets or the Real Property, or as to the physical condition thereof for any purpose whatsoever.  The Purchaser acknowledges that it has inspected the property, observed its physical characteristics and existing conditions, and has been afforded the opportunity to conduct such investigation and study on and of the Fixed Assets and the Real Property, for the purpose of acquiring the Fixed Assets and the Real Property, and the Purchaser hereby waives any and all objections to or claims with respect to any and all physical characteristics and existing conditions of the Fixed Assets and the Real Property, including without limitation, any hazardous materials in, at, on, under or related to the Fixed Assets or the Real Property.  The Purchaser acknowledges and agrees that the Fixed Assets and the Real Property are to be assigned or sold and conveyed to, and purchased and accepted by, the Purchaser in their present condition, "AS IS" and with all faults, and the Purchaser hereby assumes the risk that adverse past, present or future physical characteristics and conditions may not have been revealed by its inspection or investigation.  The Purchaser may undertake such physical inspections and examinations of the Real Property, and the legal title thereof, including such inspections of the buildings thereon, as the Purchaser deems necessary or appropriate.  The cost of any such inspections and examinations shall be the responsibility of the Purchaser.

(f)
Seller is the lawful owner of, or in the case of leased Assets, has a valid leasehold interest in, each of the Fixed Assets and Real Property, and the Fixed Assets and Real Property are not subject to any lien other than liens for taxes, assessments, charges or levies of a governmental entity not yet due and payable, incurred in the ordinary course of business and which are not material, individually or in the aggregate, to the overall value of any Fixed Asset or Real Property to which such lien(s) attach, and liens imposed by law, such as carriers, warehousemen's, materialmen's and mechanics' liens and other similar liens arising in the ordinary course of business, which are not material, individually or in the aggregate, to the overall value of any Fixed Asset or Real Property to which such line(s) attach.  Subject to and upon the execution of the documents of transfer, conveyance and assignment by Seller as provided herein at Closing and the receipt of the consents and approvals as set forth herein, Seller has the right to sell, convey, transfer, assign and deliver to Purchaser all of Seller's right, title and interest in and to the Fixed Assets and Real Property free and clear of any lien other than described above and subject to the terms and conditions hereof, on the Closing Date, Purchaser will acquire good and marketable title to all of the Fixed Assets and Real Property free and clear of any lien other than described above.

3.4 No Violation.  Neither the execution and delivery by the Seller of this Agreement or any related agreements, nor the consummation by the Seller of the transactions contemplated hereby or thereby, will violate, conflict with or result in a default under (i) the Articles of Association or By-Laws of the Seller, (ii) any provision of any agreement (except for the Leases) or any other restriction to which the Seller is a party or by which the Seller or any of its properties is bound, or (iii) any statute, law, decree, regulation or order of any governmental authority once the Governmental Approvals are obtained.

3.5 Loans.  To the knowledge of Seller, each Loan was made in the ordinary course of business, was not known to be uncollectible at the time it was made, and accrues interest (except for Loans recorded as non-accrual) in accordance with the terms of the Loan.  Each Loan to be purchased pursuant to Section 1.2 hereof, was made, funded and remains in material compliance with all applicable laws, orders and regulations.  To the knowledge of the Seller, the records of the Seller regarding all Loans outstanding are accurate in all material respects and the risk classifications for the Loans outstanding are, in the best judgment of the management of the Seller, appropriate.  To the knowledge of the Seller, each Loan is the legal, valid and binding obligation of the obligor and any guarantor, subject to bankruptcy, insolvency, fraudulent conveyance and other law of general applicability relating to or affecting creditors' rights and to general principles of equity, and no defense, offset or counterclaim has been asserted with respect to any such Loan.

3.6 Deposits.  The deposit records of the Branches accurately reflect the Deposit Liabilities and are and shall be sufficient to enable Purchaser to conduct a banking business with respect to the Branches. There are no material uncured violations or violations with respect to which material refunds or restitution may be required with respect to the Deposit Liabilities and the terms and conditions and other documentation with respect to the Deposit Liabilities complies in all material respects with all applicable laws and regulations and has been provided to Purchaser.  The Deposit Liabilities are insured by the FDIC to the full extent provided by federal law and regulations.  Seller is in material compliance with all terms and conditions and other documentation applicable to the Deposit Liabilities.  Seller shall deliver to the Purchaser as of the Closing Date (i) TINs (or record of appropriate exemption) for all holders of the Deposit Liabilities; and (ii) all other information in Seller's possession or reasonably available to Seller required by applicable law to be provided to the IRS with respect to the Assets or the Deposit Liabilities and the holders thereof.  Seller hereby certifies that such information, when delivered, shall accurately reflect the information provided by Seller's customers.  To the best of Seller's knowledge, there are not any "kiting" schemes associated with any of the Deposit Liabilities.

3.7 Statements True and Correct.  No representation or warranty made by the Seller nor any statement, certificate or instrument furnished or to be furnished to the Purchaser by the Seller pursuant to this Agreement or in connection with the transactions contemplated by this Agreement, contains or will contain any material untrue statement of fact or omits to state a material fact necessary to make the statements therein not misleading.  The information relating to the Branches provided or to be provided by the Seller will not omit to state a material fact required to be stated therein or necessary to make such statements contained therein not misleading.

3.8 Compliance with Laws.  The Seller has complied in all material respects with all laws, regulations and orders applicable to the Leases, the Fixed Assets, the safe deposit business, the Deposit Liabilities (and the administration thereof) and the Loans, and has obtained all governmental permits or licenses required by the business of the Branches, and the present use of such assets by the Seller does not violate in any material respect any law, regulation or order.  No notice or warning material to the current business or operations or future prospects of the Branches has been received from any governmental authority with respect to any failure or alleged failure of the Seller to comply in any respect with any law, regulation or order nor is any such notice or warning proposed or threatened so far as is known to management of the Seller.

3.9 Environmental Matters.

(a)
As used herein, the term "Environmental Laws" shall mean all local, state and federal environmental and health and safety laws, regulations, ordinances, administrative and judicial orders and common law standards in all jurisdictions in which Seller, the Branches or its predecessors by merger have done business or owned, leased or operated property.  Environmental Laws shall include, without limitation, the Federal Resource Conservation and Recovery Act, the Federal Comprehensive Environmental Response, Compensation and Liability Act, the Federal Clean Water Act, the Federal Clean Air Act, the Federal Occupational Safety and Health Act, and their state and local counterparts.

(b)
Neither Seller nor the Branches has received any notice from any person or entity that any of Seller, the Branches or its predecessors by merger or the operation or condition of any property ever owned, leased or operated by any of them are or were in violation of any Environmental Laws or that any of them are responsible for the cleanup or other remediation of any pollutants, contaminants, or hazardous or toxic wastes, substances or materials at, on or beneath any such property.

3.10 Taxes.  Seller shall pay, credit Purchaser for paying, or make appropriate provision to pay in accordance with ordinary business practices all federal, state and local income, excise, payroll, withholding, property, franchise, shares, sales, use and transfer taxes, if any, which have accrued (whether or not they are due and payable) through the Closing Date.  Any claims for refunds of taxes which have been paid by Seller shall remain the property of Seller.

3.11 Third-Party Claims.  Except as set forth on Schedule 3.11, there are no actions, suits or proceedings, pending or, to the best of Seller's knowledge, threatened against or affecting Seller or any interest or right of Seller, as such might relate to the Branches or against or affecting the Assets, the Deposit Liabilities, or the banking business of the Branches.

3.12 No Broker.  Other than Keefe Bruyette & Woods, no broker or finder, or other party or agent performing similar functions, has been retained by Seller or is entitled to be paid based upon any agreements, arrangements or understandings made by Seller in connection with the transactions contemplated hereby.  Any payment to which such a broker or finder is entitled shall be the sole responsibility of Seller.

3.13 Assets.  Seller has not received notice that any governmental authority considers the Branches to violate or to have violated, fire, zoning, health, safety, building, hazardous waste or environmental code or other ordinance, law or regulation or order of any government or agency, body or subdivision thereof, or any private covenants, restrictions or easements.  The Fixed Assets are used in the operation of the Branches and are in satisfactory condition taking into account their age and reasonable wear and tear.

3.14 Leases.  To the best of its knowledge, there are no leases of real or personal property that would constitute Leases that would require assignment to Purchaser at the Closing.

3.15 Employee Matters.

(a)
Seller has provided or made available to Purchaser a complete list of all Employees employed at the Branches as of the date hereof.  There are no employment agreements, non-compete agreements or other contracts or arrangements for the performance of personal services at the Branches, with Employees employed or independent contractors or consultants retained, at the Branches.

(b)	Seller has not received services from any individual whom Seller treated as an independent contractor, but who should have been treated as a common-law employee.

(c)
Seller has complied with all legal requirements relating to the employment of its Employees in all material respects, including any provisions thereof relating to: (i) wages, hours, bonuses, commissions, termination pay, vacation pay, sick pay, fringe benefits, health insurance continuation (COBRA), and the payment and/or accrual of the same and all insurance and all other costs and expenses applicable thereto; (ii) unlawful, wrongful, or retaliatory or discriminatory employment or labor practices; (iii) occupational safety and health standards, or (iv) plant closing, mass layoff, immigration, workers' compensation, disability, unemployment compensation, whistleblower and other employment Legal Requirements.

(d)	Seller has not engaged in any "mass layoff" or "plant closing" (as defined by applicable federal and state WARN laws) within the six months prior to closing with respect to any of the Branches.

(e)
Seller is not a party to any collective bargaining agreement or other labor union contract applicable to its Employees.  There are and have been no strikes, slowdowns, work stoppages or lockouts, by or with respect to any of the Employees of Seller in connection with the operation of the business.  Seller has not agreed to recognize any union or other collective bargaining representative, and no union or other collective bargaining representative has been certified as the exclusive bargaining representative of any of Seller's Employees.  There is no current union representation matter involving employees of Seller, and, to Seller's knowledge, there is no activity or proceeding of any labor organization n(or representative thereof) or employee group to organize any such Employees.

(f)
No Employee of Seller is a party to, or is otherwise bound by, any agreement, including any confidentiality, non-competition, non-solicitation, or proprietary rights agreement between such employee and any other Person which materially adversely affects or will materially adversely affect the Employee's ability to perform duties as an employee of Purchaser following the Closing.

(g)
No Employee of Seller has asserted or threatened to assert any claim against Seller or any of Seller's officers, directors, or managers (whether under legal requirement, any employment agreement or otherwise) on account of or for: (i) overtime pay; (ii) wages, salaries, bonuses or commissions; (iii) vacations, sick leave or time off or pay in lieu of vacation or sick leave or time off; (iv) alleged unlawful, unfair, wrongful, retaliatory or discriminatory employment or labor practices; (v) breach of contract arising under an individual agreement or any other employment covenant whether express or implied; (vi) alleged violation of any law regarding minimum wages, maximum hours of work, or meal and rest periods; (vii) alleged violation of occupational safety and health standards; (viii) alleged tort violations; or (ix) alleged violations of immigration, workers' compensation, disability, unemployment compensation, protected leave, whistleblower, or any other employment or labor relations laws.

(h)	All Employees of Seller are authorized to work in the United States and a Form I-9 has been properly completed and retained with respect to each of Seller's current and former employees.

(i)
The Employees of Seller who have (or have had) access to confidential and/or proprietary information of Seller have executed confidentiality and assignment of inventions documentation which documentation is adequate to protect Seller's proprietary interest therein.

(j)
The employment of each Employee of Seller is terminable at will without cost to Seller except for payment of accrued salaries or wages and vacation pay.  No current or former Employee of Seller has any right to be rehired by Seller prior to its hiring an individual not previously employed by Seller.

(k)
All Employees of Seller have been or will have been, on the next regularly scheduled pay date after the Closing, paid in full by Seller for all earned wages, salaries, commissions, bonuses, vacation pay, sick pay, and other compensation of any kind for services performed on behalf of Seller up to and including the Closing Date.

(l)
To Seller's knowledge, no officer or other key Employee of Seller intends to terminate employment with Seller prior to the Closing.  Seller has not taken any action which was calculated to dissuade any present employees, representatives or agents of Seller from working for the Purchaser following the Closing.

3.16 Limitation of Warranties.

(a)
Except as set forth in this Article III, Seller makes no representation or warranty of any kind to the Purchaser relating to the Loans, which are being sold to Purchaser WITHOUT RECOURSE to Seller.  Without limitation of the foregoing sentence, Seller shall not be responsible for (i) the sufficiency, value or collectability of the Loans or any document, instrument or agreement in the loan files or the value of any collateral for the Loans, (ii) any representation, warranty or statement made by an obligor or other party in or in connection with any Loan, (iii) the financial condition or creditworthiness of any primary or secondary obligor under any Loan or any guarantor or surety or other obligor thereof, (iv) the performance by any guarantor, surety or other obligor or compliance with any of the terms or provisions of any of the documents, instruments and agreements relating to any Loan, or (v) inspecting any of the property, books or records of any guarantor, surety or other obligor.

(b)
EXCEPT AS SPECIFICALLY SET FORTH IN THIS AGREEMENT, THE SELLER EXPRESSLY DISCLAIMS ANY AND ALL WARRANTIES, EXPRESS OR IMPLIED, WITH RESPECT TO THE FIXED ASSETS, REAL PROPERTY, OR ANY OTHER ASSETS BEING TRANSFERRED TO OR LIABILITIES BEING ASSUMED BY THE PURCHASER, INCLUDING, WITHOUT LIMITATION, THE IMPLIED WARRANTIES OF MERCHANTABILITY OR OF FITNESS FOR A PARTICULAR PURPOSE OR OF NON-INFRINGEMENT.

ARTICLE IV

REPRESENTATIONS AND WARRANTIES OF THE PURCHASER

The Purchaser hereby represents and warrants to the Seller, subject to the exceptions disclosed in writing in the Purchaser's disclosure schedule delivered to the Seller as of the date hereof, which representations and warranties shall survive the Closing Date as provided in Section 2.13(a) hereof, as follows:

4.1 Corporate Organization.  The Purchaser is a banking corporation duly organized, validly existing and in good standing under the laws of the Commonwealth of Kentucky.  The Purchaser has the corporate power and authority to own the Assets being acquired, to assume the liabilities and obligations being assumed hereunder, including, without limitation, the Deposit Liabilities and Leases, to execute, deliver and perform this Agreement and to effect the transactions contemplated hereby.

4.2 Corporate Authority.  The execution and delivery of this Agreement and all related agreements by the Purchaser, and the consummation of the transactions contemplated hereby, have been duly authorized by all necessary corporate actions on the part of the Purchaser.  This Agreement and all related agreements executed and delivered pursuant hereto, including, without limitation, all instruments confirming the assumption by the Purchaser of the obligations and liabilities of the Seller contemplated hereby, have been duly executed by the Purchaser and constitute the valid and binding obligations of the Purchaser enforceable against the Purchaser in accordance with their respective terms, subject to the provisions of federal and other applicable bankruptcy, insolvency, reorganization, moratorium, receivership, conservatorship or similar laws relating to or affecting the enforcement of creditors' rights generally, now or hereafter in effect, and subject to general equity principles, which may limit enforcement of certain remedies.

4.3 No Violation.  Neither the execution and delivery by the Purchaser of this Agreement or any related agreements, nor the consummation by the Purchaser of the transactions contemplated hereby or thereby, will violate, conflict with or result in a default under (i) the Articles of Incorporation or By-Laws of the Purchaser, (ii) any provision of any agreement or any other restriction to which the Purchaser is a party or by which the Purchaser or any of its properties is bound, or (iii) any statute, law, decree, regulation or order of any governmental authority once the Governmental Approvals are obtained.

4.4 No Broker.  No broker or finder, or other party or agent performing similar functions, has been retained by the Purchaser or is entitled to be paid based upon any agreements, arrangements or understandings made by the Purchaser in connection with the transactions contemplated hereby.  Any payment to which such a broker or finder is entitled shall be the sole responsibility of the Purchaser.

ARTICLE V

CONDUCT OF BUSINESS PENDING THE CLOSING DATE

5.1 Conduct of Business.  Pending the Closing Date, and except as otherwise consented to by the Purchaser:

(a)
The Seller shall carry on the business of the Branches substantially in the same manner as heretofore, and the Seller shall not, with regard to the Branches, engage in any activities or transactions outside its ordinary course of business as conducted as of the date hereof except for activities or transactions contemplated by this Agreement, provided however, that the Seller need not, in its sole discretion, advertise or promote new or substantially new customer services in the principal market area of the Branches, and further provided that the Seller may, but shall not be required to, maintain the current number of Employees at the Branches.

(b)
The Seller shall use its reasonable efforts to preserve its business operation as conducted at the Branches; to prevent a material reduction of the Deposit Liabilities, to preserve for the Purchaser the good will of its customers and others doing business with the Branches, and to exercise reasonable efforts to cooperate with and assist the Purchaser in assuring the orderly transition of such business from the Seller to the Purchaser.  Nothing herein shall be construed as requiring the Seller to engage in any activities or efforts outside the ordinary course of business as presently conducted.

(c)
Except with the prior written consent of the Purchaser, or as expressly contemplated or permitted by this Agreement, during the period from the date of this Agreement and continuing until the Closing, Seller shall not:

(1)	sell, lease, encumber, or otherwise dispose of, or agree to sell, lease, encumber or otherwise dispose of, any of the Assets;

(2)
cause the Seller to transfer any Deposit Liabilities including, without limitation, to Seller's or any affiliates' other operations or branches, except upon the unsolicited request of a depositor in the ordinary course of business;

(3)
agree to increase the salary, remuneration or compensation (including insurance, pension or other benefit plan) payable or to become payable to the Employees other than in accordance with Seller's customary policies and/or bank-wide changes, or pay or agree to pay any uncommitted bonus to any such employees other than regular bonuses granted based on historical practice;

(4)	hire any new employees at the Branches without Purchaser's consent, which consent shall not be unreasonably withheld;

(5)	violate any law, statute, rule, governmental regulation, order or undertaking which violation would have a material adverse effect on the Assets or Liabilities;

(6)
invest in any Fixed Assets on behalf of the Branches, except for commitments made on or before the date of the Agreement and for replacements of furniture, furnishings and equipment and normal maintenance and refurbishing purchased or made in the ordinary course of business; and

(7)
offer any special deposit rate promotion with respect to the Deposit Liabilities or potential accounts except for promotions offered by Seller at all or substantially all of its branch offices or promotions that are responsive to actions by competitors within the market area of the Branches.

ARTICLE VI

CONDITIONS TO PURCHASER'S OBLIGATIONS

The obligations of the Purchaser to complete the transactions provided for in this Agreement are conditioned upon the fulfillment, at or before the Closing Date, of each of the following conditions (all or any of which may be waived by the Purchaser except for the conditions in Section 6.5 which cannot or will not be waived by the Purchaser):

6.1 Representations and Warranties True.  The representations and warranties made by the Seller in this Agreement shall be true and correct in all material respects at and as of the Closing Date as though such representations and warranties were made at and as of such time.

6.2 Obligations Performed.  The Seller shall have performed and complied in all material respects with all obligations and agreements required by this Agreement to be performed or complied with by it prior to or at the Closing Date.

6.3 Certificate of Compliance.  The Seller shall have delivered to the Purchaser a certificate of its President or any Executive Vice President, dated at the Closing Date, certifying the fulfillment of each of the foregoing conditions.

6.4 No Adverse Litigation.  On the Closing Date no action, suit or proceeding shall be threatened or pending against the Purchaser or the Seller which might reasonably be expected to materially and adversely affect the business, properties and assets of the Branches or materially and adversely affect the transactions contemplated by this Agreement.

6.5 Regulatory Approvals.  The Purchaser shall have received from the appropriate regulatory authorities all Governmental Approvals (i) of the transactions contemplated hereby and (ii) to operate the Branches as branches of the Purchaser.

6.6 No Material Damage.  From the date of this Agreement until the Closing Date there shall have been no material damage to or destruction of the physical condition of the Branches; provided, however, that if there has been material damage or destruction to the physical condition of the Branches, the Purchaser's obligation shall be limited only with respect to the completion of the purchase of the Branch to which the such condition relates and its related Assets and Deposit Liabilities (which Branch and related Assets and Deposit Liabilities shall thereupon become Assets and Deposit Liabilities not purchased and sold or assigned and assumed under this Agreement), and the Purchaser and the Seller shall be obligated in such event to proceed to complete the transaction as to all other Branches, Assets and Liabilities (with appropriate adjustment to the purchase price).

ARTICLE VII

CONDITIONS TO THE SELLER'S OBLIGATIONS

The obligations of the Seller to complete the transactions provided for in this Agreement are conditioned upon the fulfillment, at or before the Closing Date, of each of the following conditions (all or any of which may be waived by the Seller except for the conditions in Section 7.5 which cannot or will not be waived by the Seller):

7.1 Representations and Warranties True.  The representations and warranties made by the Purchaser in this Agreement shall be true and correct in all material respects at and as of the Closing Date as though such representations and warranties were made at and as of such time.

7.2 Obligations Performed.  The Purchaser shall have performed and complied in all material respects with all obligations and agreements required by this Agreement to be performed or complied with by it prior to or at the Closing Date.

7.3 Certificate of Compliance.  The Purchaser shall have delivered to the Seller a certificate of its President or any Executive Vice President, dated at the Closing Date, certifying the fulfillment of each of the foregoing conditions.

7.4 No Adverse Litigation.  On the Closing Date no action, suit or proceeding shall be threatened or pending against the Purchaser or the Seller which might reasonably be expected to materially and adversely affect the transactions contemplated by this Agreement.

7.5 Regulatory Approvals.  The Purchaser shall have received from the appropriate regulatory authorities all Governmental Approvals (i) of the transactions contemplated hereby and (ii) to operate the Branches as a branch of Purchaser.  The Seller shall not have been notified by any regulatory authority that discontinued operation of the Branches by the Seller would be a violation of any statute, regulation or policy of any governmental authority.

ARTICLE VIII

TERMINATION

8.1 Methods of Termination.  This Agreement may be terminated in any one of the following ways:

(a)	at any time on or before the Closing Date by the mutual consent in writing of the Purchaser and the Seller;

(b)	on the Closing Date by the Purchaser in writing if the conditions set forth in Article VI of this Agreement shall not have been met by the Seller or waived in writing by the Purchaser;

(c)	on the Closing Date by the Seller in writing if the conditions set forth in Article VII of this Agreement shall not have been met by the Purchaser or waived in writing by the Seller,

(d)
at any time on or before the Closing Date by the Purchaser or the Seller in writing if the other shall have been in breach of any representation or warranty in any material respect (as if such representation or warranty had been made on and as of the date hereof and on the date of the notice of breach referred to below), or in breach of any covenant, undertaking or obligation contained herein and such breach has not been cured by the earlier of thirty (30) days after the giving of notice to the breaching party of such breach or the Closing Date;

(e)
by either the Seller or the Purchaser in writing at any time after any of the Governmental Approvals has been denied and such denial has become final and non-appealable or, if approved, is conditioned in any way which is unreasonably burdensome to Purchaser; and

(f)
by either the Seller or the Purchaser in writing if the transactions contemplated hereby are not consummated on or before September 30, 2010, unless the failure of such occurrence is due to the failure of the party seeking to so terminate to perform or observe any of its agreements and conditions set forth herein.

8.2 Procedure Upon Termination.  In the event of termination pursuant to Section 8.1 hereof, written notice thereof shall forthwith be given to the other party, and this Agreement shall terminate and be null and void upon receipt of such notice immediately unless an extension is consented to by the party having the right to terminate.  If this Agreement is terminated as provided herein:

(a)
each party will return to the party furnishing the same all documents, work papers and other materials of the other party relating to this transaction, whether obtained before or after the execution hereof; and

(b)
all information received by either party hereto with respect to the business of the other party (other than information which is a matter of public knowledge or which has heretofore been or is hereafter published in any publication for public distribution or filed as public information with any governmental authority) shall not at any time be used for any business purpose by such party or disclosed by such party to third persons.

The requirements of this Section 8.2 shall be deemed to survive the termination of this Agreement.

8.3 Effect of Termination.  The termination of this Agreement pursuant to Sections 8.1(b), (c) and (d) of this Agreement shall not release any party hereto from any liability or obligation to the other party hereto arising from a breach of any provision of this Agreement occurring prior to the termination hereof.

8.4 Intentionally Deleted.

ARTICLE IX

MISCELLANEOUS PROVISIONS

9.1 Amendment and Modification; Entire Agreement.  The parties hereto by mutual consent may amend, modify and supplement this Agreement in such manner as may be agreed upon by them in writing.  This Agreement and the Exhibits and Schedules hereto and the Confidentiality Agreement dated December 9, 2009, between the Seller and Purchaser, constitute the entire Agreement of the parties.

9.2 Waiver or Extension.  Either party by written instrument signed by its duly authorized officers may extend the time for the performance of any of the obligations or other acts of the other party and may waive (i) any inaccuracies in the representations or warranties contained herein or in any document delivered pursuant hereto or (ii) compliance with any of the undertakings, obligations, covenants or other acts contained herein or in any such documents; provided, however, that neither party may waive the requirement for obtaining the Governmental Approvals.

9.3 Assignment.  This Agreement and all of the provisions hereof shall be binding upon and inure to the benefit of the parties hereto and their respective successors and permitted assigns, but neither this Agreement nor any of the rights, interests or obligations hereunder shall be assigned prior to the Closing Date by either of the parties hereto without the prior written consent of the other.

9.4 Survival of Representations and Warranties.  The representations and warranties set out in this Agreement expire eighteen (18) months from the Closing Date, except for the Fundamental Representations identified in Section 2.13(a).

9.5 Payment of Expenses.  Except as otherwise specifically provided in this Agreement, each party hereto shall bear and pay all costs and expenses incurred by it or on its behalf in connection with this Agreement and the transactions contemplated hereunder.  Except as otherwise expressly provided herein, any expenses, fees and costs necessary for any Governmental Approvals or for any notice to depositors of the assumption of the Deposit Liabilities provided for in this Agreement shall be paid by the Purchaser.

9.6 Breaches with Third Parties.  If the assignment of any material claim, contract, license, lease, commitment, sales order or purchase order (or any material claim or right or any benefit arising thereunder) without the consent of a third party would constitute a breach thereof or materially affect the rights of the Purchaser or the Seller thereunder, then such assignment is hereby made subject to such consent or approval being obtained.

9.7 Addresses for Notices, Etc.  All notices, requests, demands, consents and other communications provided for hereunder and under the related documents shall be in writing and shall be deemed to have been duly given when delivered by hand, or (effective the next business day if sent by overnight delivery service or the second business day if sent by U.S. mail) upon the deposit of the notice, property addressed and postage or fees prepaid, with a nationally-recognized overnight delivery service, or with the United States Postal Service by registered or certified mail, to such party at its address set forth below or such other address as such party may specify by notice to the parties hereto:

If to the Seller to:	Michael Alley
President and Chief Executive Officer
Integra Bank N.A.
227 Main Street
Evansville, IN 47705

Copy to:	Joseph DeGroff, Esquire
Ice Miller LLP
One American Square, Suite 2900
Indianapolis, IN 46282

If to the Purchaser to:

Copy to:	Michael R. Mineer
President and Chief Executive Officer
Citizens Deposit Bank and Trust, Inc.
10 Second Street
P.O. Box 9
Vanceburg, KY 41179-0009

Copy to:	Robert W. Walker
President and Chief Executive Officer
Premier Financial Bancorp, Inc.
2883 Fifth Avenue
Huntington, WV 25702

Copy to:	Thomas J. Murray, Esquire
Huddleston Bolen LLP
611 Third Avenue
Huntington, WV 25701

9.8 Execution of Agreement.  This Agreement and each ancillary document to the transactions contemplated hereby may be executed in one or more counterparts, each of which will be deemed to be an original copy of this Agreement and all of which, when taken together, will be deemed to constitute one and the same agreement.  The exchange of copies of this Agreement  and ancillary documents and of signature pages thereto by electronic mail or via facsimile transmission shall constitute effective execution and delivery of this Agreement and such ancillary documents as to the parties and may be used in lieu of the original Agreement for all purposes.  Signatures of the parties transmitted by electronic mail or by facsimile shall be deemed to be their original signatures for all purposes.

9.9 Headings.  The headings of the Sections and Articles of this Agreement are inserted for convenience only and shall not constitute a part hereof.

9.10 Governing Law.  This Agreement shall be governed by and construed in accordance with the laws of the State of Indiana.

9.11 Jury Waiver.  SELLER AND PURCHASER DO HEREBY KNOWINGLY, VOLUNTARILY AND INTENTIONALLY WAIVE THEIR RIGHT TO A TRIAL BY JURY WITH RESPECT TO ANY LITIGATION BASED HEREON, OR ARISING OUT OF, UNDER OR IN CONNECTION WITH THIS AGREEMENT, ANY DOCUMENTS EXECUTED IN CONNECTION WITH THIS AGREEMENT, OR ANY COURSE OF CONDUCT, COURSE OF DEALING, STATEMENT (WHETHER ORAL OR WRITTEN) OR ANY ACTION OF EITHER PARTY ARISING OUT OF OR RELATED IN ANY MANNER TO THIS AGREEMENT, THE LOANS, THE LOAN DOCUMENTS OR THE REAL PROPERTY. THIS WAIVER IS A MATERIAL INDUCEMENT FOR SELLER TO ENTER INTO THIS AGREEMENT AND SHALL SURVIVE THE CLOSING OR ANY TERMINATION OF THIS AGREEMENT.

9.12 Severability.  If any provision of this Agreement is invalid or unenforceable, the balance of this Agreement shall remain in effect.

9.13 No Third-Party Rights.  Except as specifically set forth in Sections 2.7 and 2.13, nothing in this Agreement, expressed or implied, is intended to confer upon any person, other than the parties hereto, or their respective successors, any rights, remedies, obligations, or liabilities under or by reason of this Agreement.

9.14 Entire Agreement.  The Agreement supersedes any and all oral or written agreements and understandings heretofore made relating to the subject matter hereof and contains the entire agreement of the parties relating to the subject matter hereof.  Exhibits, Annexes and Appendices to this Agreement are incorporated into this Agreement by reference and made a part hereof.

9.15 Real Estate Matters.  Promptly following execution of this Agreement, the Seller shall order commitments for an owner's policy or policies of title insurance with respect to each parcel of owned Real Property issued by a national title insurance company or companies reasonably acceptable to the Purchaser in amounts not less than the respective net book values thereof.  The Purchaser may obtain surveys of the Real Property at the Purchaser's expense.  If the title commitments or surveys reveal a title defect or exception or other matter that materially adversely affects the use of the Real Property as a bank branch such that a commercially reasonable buyer, whose intent is to operate a branch bank, would refuse to purchase the Real Property on the basis of such defect, exception or other matter, then the Purchaser may notify the Seller of that defect, exception or other matter on or before the later of (i) thirty (30) days from the date of this Agreement or (ii) ten (10) business days after receipt of the title commitments(s) described above.  The Seller shall then have ten (10) business days from the receipt of such notice to commit to cure such defect, exception or other matter.  If the Seller does not commit to cure the defect, the Purchaser may terminate this Agreement by written notice sent to the Purchaser within five (5) business days after the expiration of the ten (10) business day period provided in the foregoing sentence.  Any failure on the part of the Purchaser to comply with the time periods provided herein shall constitute a waiver of the Purchaser's right to terminate this Agreement on the basis of the applicable title or survey matter.

9.16 Further Assurances.  Each party hereto agrees to execute and deliver such instruments and take such other actions as the other party may reasonably require in order to carry out the intent of this Agreement.

9.17 Specific Performance.  Each of the parties hereto does hereby jointly and severally acknowledge and represent that the parties shall be entitled to injunctive relief and to enforce specific performance of the agreements contained herein should the other party fail or otherwise refuse to perform the duties and obligations set forth in this Agreement.  This provision shall not restrict or inhibit any party from seeking any and all other remedies at law or in equity which may or might be available, including money damages.  However, it is expressly understood and agreed by and between the parties hereto that money damages as the sole remedy for a breach or breaches of this Agreement would be inadequate.

9.18 Press Releases.  Prior to the Closing Date, neither Purchaser, Seller nor any of their respective affiliates shall directly or indirectly make or cause to be made any press release for general circulation, public announcement or disclosure or issue any notice or communication to employees with respect to any of the transactions contemplated hereby without the prior written consent of the other party (which consent shall not be unreasonably withheld, conditioned or delayed). Purchaser and Seller each agree that, without the other party’s prior written consent, neither Purchaser, Seller nor any of their respective affiliates shall release or disclose any of the terms or conditions of the transactions contemplated herein to any other person. Notwithstanding the foregoing, each party may make such public disclosure as, upon advice of its counsel and with as much prior notice to the other party as reasonably practicable, may be required by legal requirement or as necessary to obtain the regulatory approvals or to comply with the federal securities laws.

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed by their duly authorized officers as of the day and year first written above.

INTEGRA BANK NATIONAL ASSOCIATION

By:           /s/ Michael J. Alley
Michael J. Alley
Chairman & CEO

CITIZENS DEPOSIT BANK AND TRUST, INC.

By:           /s/ Michael R. Mineer
Its:  President and Chief Executive Officer